SAFEWAY INC.
2003 ANNUAL REPORT





04026059



FINANCIAL HIGHLIGHTS

(Dollars in millions)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001
FOR THE YEAR			
Sales	**$35,552.7**	$34,767.5	$34,301.0
Gross profit	**10,533.8**	10,812.0	10,604.3
Operating profit	**573.9**	947.6	2,588.8
Net (loss) income	**(169.8)**	(828.1)	1,253.9
Diluted (loss) earnings per share:	**(0.38)**	(1.77)	2.44
Cash capital expenditures	**935.8**	1,467.4	1,793.0
AT YEAR END			
Common shares outstanding (in millions) (Note 1)	**444.2**	441.0	488.1
Retail square feet (in millions)	**82.6**	81.5	78.8
Number of stores	**1,817**	1,808	1,773

Note 1: Net of 131.2 million, 132.0 million and 82.7 million shares held in treasury in 2003, 2002 and 2001, respectively.



Despite the adverse effects of a prolonged labor dispute in southern California and the non-cash charges discussed below, we made solid progress in 2003. During the year we steadily improved overall same-store sales in non-strike-affected areas, generated cash flow from operations of $1.6 billion and reduced debt by $613 million, laying a strong foundation to support future growth.

RESULTS FROM OPERATIONS We reported a net loss of $169.8 million ($0.38 per share) in 2003, a 53-week year, compared to a net loss of $828.1 million ($1.77 per share) in 2002. The labor dispute, which began on October 11, 2003 and was settled on February 28, 2004, involved seven locals of the United Food and Commercial Workers union that struck our 289 stores in southern California. We estimate the overall cost of the strike reduced 2003 earnings by approximately $102.9 million after tax ($0.23 per share).

Earnings in 2003 were further reduced by $964.5 million ($2.16 per share) as a result of the following non-cash, after-tax charges:

- We incurred property and goodwill impairment charges totaling $466.8 million ($1.05 per share) for Dominick's, our Chicago-area operation, which we had proposed to sell earlier in the year but subsequently took off the market.
- As part of our annual review of goodwill for impairment, we recorded a charge of $447.7 million ($1.00 per share) for Randall's, our Texas operation.
- We wrote off miscellaneous equity investments totaling $6.5 million ($0.01 per share).
- Last year we changed our accounting policy regarding adjusting for physical inventory losses, which resulted in a charge of $43.5 million ($0.10 per share).

Excluding the effects of the strike and non-cash charges, 2003 earnings would have been $897.6 million ($2.01 per share).[1]

SALES Total sales last year rose 2% to $35.6 billion, primarily due to the additional week in 2003, new store openings and additional fuel sales. Excluding strike-affected stores, comparable-store sales increased 0.6%, while identical-store sales (which exclude replacement stores) rose 0.1%. We were pleased that overall same-store sales in areas not affected by the strike gradually improved in each of the last three quarters of the year.

GROSS PROFIT Gross profit in 2003 declined 147 basis points to 29.63% of sales. The inventory adjustment mentioned in the fourth bullet point above reduced our gross profit margin by 20 basis points, and we estimate the strike accounted for 6 basis points of the decline. The remaining 121-basis-point decline was primarily due to increased fuel sales and targeted pricing and promotion.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense last year rose 129 basis points to 25.96% of sales. Of this increase, 30 basis points were attributable to higher property impairment charges for Dominick's and 28 basis points were attributable to the estimated impact of the strike. The remaining 71-basis-point increase was due to higher pension, workers' compensation and health care costs, soft sales and settlement income from the termination of an in-store banking agreement recorded in 2002.

As of year-end 2003, we had restructured collective bargaining agreements covering approximately 55% of our retail workforce. By the end of 2004, we expect that figure to reach 95%. Over time these modified agreements will arrest the rapid increase in employee health care premiums and significantly reduce the gap in our total labor costs vis-a-vis those of our non-union competitors.

INTEREST EXPENSE Interest expense increased by $11.6 million to $442.4 million in 2003, primarily due to higher average borrowings in 2003 compared to 2002.

During the year we reduced total debt outstanding by $613 million to $7.82 billion as we used cash flow from operations to pay down debt.

CAPITAL SPENDING We scaled back our store modernization program in 2003 due to the economic slowdown. At the same time, we continued our efforts to improve the physical layout and ambience of our stores. During the year we invested $936 million in cash capital expenditures, opening 40 new stores and expanding or remodeling 75 existing stores while closing 31 older ones. We also opened 56 fuel centers adjacent to our stores, bringing the total number of fuel centers to 270 as of year-end 2003.

In various markets during the past several months, we have been testing a new concept store that we believe significantly enhances the shopping experience. Based on the positive customer response and performance at these stores, in 2004 we expect to invest between $1.2 billion and $1.4 billion in cash capital expenditures and open approximately 45 new stores, complete about 160 to 165 remodels and add another 50 to 60 fuel centers.

COMMUNITY INVOLVEMENT Each year we make cash and in-kind donations to hundreds of non-profit organizations throughout the communities we serve. Many of these contributions are channeled through The Safeway Foundation, which is sustained by fundraising events and an annual employee giving campaign.

During 2003, we donated approximately $73 million worth of merchandise to Second Harvest food banks and other hunger-relief organizations. We also contributed more than $20 million to local schools through eScrip and other educational programs. In addition, we conducted major fundraising campaigns to support breast and prostate cancer research, treatment and education.

Many of our employees give generously of their time and talent to community organizations and causes. We encourage their efforts and periodically augment them with financial contributions from the company.

OUTLOOK Looking ahead to the balance of 2004 and beyond, we are determined to accelerate our sales momentum while keeping a close eye on expenses. To that end, we have been working diligently on reinventing every aspect of our business. For example, our new and remodeled stores feature dramatically redesigned perishables departments that we believe significantly improve the presentation of our fresh products, yet many of the new display fixtures in these stores require considerably less inventory than conventional fixtures. We also have enhanced our quality specifications and handling techniques for perishables to further establish clear points of difference between our offerings and those of our competitors. At the same time, we have been working to narrow the gap in our everyday pricing vis-a-vis discount operators. We are encouraged by the positive impact these and other initiatives are having on our sales.

In closing, I want to acknowledge our employees for their support and hard work during another difficult year. Their enthusiasm and determination strengthen my own resolve to get the company back on the growth path it was on during the first nine years of my 11-year tenure as CEO. I'm convinced we have the right strategy, and the right team to execute it, to get this job done. We're all giving our best to enhance the quality of our customers' shopping experience and, ultimately, the value of your investment in Safeway.



Steven A. Burd
Chairman, President and Chief Executive Officer
March 17, 2004

[1]Reconciliation of GAAP Net Loss to Adjusted Net Income (Dollars in millions, except per-share amounts) (Unaudited)

	2003	
	Amount	Per share
Loss, as reported	$(169.8)	$(0.38)
Estimated strike impact	102.9	0.23
Dominick's impairment charges and reversal of tax benefits	466.8	1.05
Randall's impairment charges	447.7	1.00
Miscellaneous investments write-off	6.5	0.01
Inventory adjustments	43.5	0.10
Adjusted income	$897.6	$2.01

CONVENIENCE: ONE-STOP SHOPPING

PRIME STORE LOCATIONS We have prime retail locations in some of North America's fastest-growing regions. Our stores are typically located within a few miles of our customers' homes on easily accessible sites with ample parking.



WELL-DESIGNED STORES Busy consumers seek out stores that can fill multiple household needs in a single stop. We work hard to make our stores pleasant and convenient to shop, and place special emphasis on quick, efficient checkout.



TIME-SAVING PRODUCTS AND SERVICES We continue to expand our assortment of time-saving products and services such as ready-to-serve meals, prescription drugs, gasoline, online home shopping, in-store banking and photo processing.


SAFEWAY.com
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QUALITY: WORLD-CLASS PERISHABLES

EXTENSIVE SUPPLY NETWORK To help ensure the finest quality in our meat, produce and floral departments, we have developed an extensive network of reputable suppliers in major agricultural areas of the U.S. and western Canada.



IMPROVED PRODUCT QUALITY Another way we differentiate our perishables from our competitors' is by specifying higher quality grades. In addition, we have enhanced quality controls in our buying offices, warehouses and stores.



ENHANCED PRODUCT HANDLING The critical final steps in ensuring world-class perishables are proper handling and temperature control at each link of the supply chain – from field to warehouse, warehouse to store, and store to checkstand.





SERVICE: FROM BEST-IN-CLASS TO WORLD-CLASS

FAST, FRIENDLY, RELIABLE SERVICE Service is a clear point of difference and a competitive advantage for Safeway. Our overriding objective is to surprise and delight our customers by consistently delivering fast, friendly, reliable service.


EXPRESS
9 ITEM LIMIT

HELPFUL, KNOWLEDGEABLE EMPLOYEES Exceeding our customers' expectations is a top priority for everyone at Safeway. We believe we have some of the best-trained, most proficient employees in the entire retail sector.



EXCELLENT IN-STOCK CONDITION Few things are more annoying to shoppers, or more detrimental to a retailer's service image, than frequent out-of-stocks. We are determined to have the best in-stock condition in the supermarket industry.







VALUE: TOP QUALITY AT COMPETITIVE PRICES

CLUB CARD SPECIALS With our club cards, shoppers don't have to clip coupons or search for bargains in every aisle. Our prices on many club card specials are lower than prices at discount outlets and membership club stores.


SAFEWAY CLUB
values

LOWER EVERYDAY PRICES ON KEY ITEMS To help consumers stretch their budgets, we have selectively reduced prices on many of the items shoppers buy most often. We monitor our prices closely to be sure we remain competitive.


SAFEWAY

EXTENSIVE PRIVATE-LABEL PROGRAM Our award-winning Safeway brands offer exceptional value. These products are designed to be of equal or superior quality to comparable nationally advertised brands, but typically are priced much lower.


Wheat
Pockets



Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,817 stores at year-end 2003.

The Company's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

Safeway also has a 49% interest in Casa Ley, S.A. de C.V. ("Casa Ley") which operates 108 food and general merchandise stores in Western Mexico.

In addition, the Company has a strategic alliance with and a 53.1% ownership interest in GroceryWorks Holdings, Inc., an Internet grocer.

DOMINICK'S In November 2002, Safeway announced the decision to sell Dominick's and exit the Chicago market due to labor issues. In November 2003, Safeway announced that it was taking Dominick's off the market after the winning bidder and the unions representing Dominick's could not reach an agreement on a labor contract. Accordingly, Dominick's previously reported losses from discontinued operations have been reclassified to continuing operations and estimated losses on the disposal have been reclassified as an impairment of long-lived assets and goodwill in the Company's consolidated financial statements. The accompanying notes to the consolidated financial statements and the rest of the financial information included herein have also been adjusted to include Dominick's.

Dominick's incurred operating losses and declining sales while held for sale in 2003 and faces substantial hurdles to achieving satisfactory operating profit in the future. These hurdles include a highly competitive market and an unfavorable labor contract. In an effort to improve the performance of Dominick's, Safeway appointed a new division president in November 2003 and closed 12 underperforming stores in the first quarter of 2004. Dominick's is operating under a labor contract that expired in 2003 and is currently negotiating a new labor contract.

STORES Safeway's average store size is approximately 45,000 square feet. Safeway's primary new store prototype is 55,000 square feet and is designed both to accommodate changing consumer needs and to achieve certain operating efficiencies. The Company determines the size of a new store based on a number of considerations, including the needs of the community the store serves, the location and site plan, and the estimated return on capital invested.

Most stores offer a wide selection of food and general merchandise and feature a variety of specialty departments such as bakery, delicatessen, floral, pharmacy, Starbucks coffee shops and adjacent fuel centers.

Safeway continues to operate a number of smaller stores that also offer an extensive selection of food and general merchandise, and generally include one or more specialty departments. These stores remain an important part of the Company's store network in smaller communities and certain other locations where larger stores may not be feasible because of space limitations and/or community needs or restrictions.

The following table summarizes Safeway's stores by size at year-end 2003:

	Number of Stores	Percent of Total
Less than 30,000 square feet	283	16%
30,000 to 50,000	773	42
More than 50,000	761	42
Total stores	1,817	100%

STORE OWNERSHIP At year-end 2003, Safeway owned approximately one-third of its stores and leased its remaining stores. In recent years, the Company has preferred to own stores because it provides control and flexibility with respect to financing terms, remodeling, expansions and closures.

MERCHANDISING Safeway's operating strategy is to provide value to its customers by maintaining high store standards and a wide selection of high quality products at competitive prices. To provide one-stop shopping for today's busy shoppers, the Company emphasizes high quality produce and meat, and offers many specialty items through its various specialty departments.

Safeway is focused on differentiating its offering with quality perishables. The Company is striving to develop a reputation for having the absolute best produce in the market and the most tender and flavorful meat, through the Company's Rancher's Reserve Tender Beef offering. To accomplish this initiative, Safeway is introducing a higher standard of merchandising, revisiting product quality and selection and enhancing the in-store environment.

Safeway has developed a line of some 1,369 premium corporate brand products since 1993 under the "Safeway SELECT" banner. The award-winning Safeway SELECT line is designed to offer premium quality products that the Company believes are equal or superior in quality to comparable best-selling nationally advertised brands, or are unique to the category and not available from national brand manufacturers.

The Safeway SELECT line of products includes carbonated soft drinks; unique salsas; bagged salads; whole bean coffees; the Indulgence line of cookies and other sweets; the Verdi line of frozen pizzas, fresh and frozen pastas, pasta sauces and olive oils; Milena's take & bake pizzas; the Primo Taglio line of meats, cheeses and sandwiches; Signature soups and sandwiches; Artisan fresh-baked breads; NutraBalance pet food; and Ultra laundry detergents and dish soaps. The Safeway SELECT line also includes an extensive array of ice creams, frozen yogurts and sorbets; Healthy Advantage items such as low-fat ice creams, cereals and low-fat cereal bars; and Gourmet Club frozen entrees and hors d'oeuvres.

MANUFACTURING AND WHOLESALE The principal function of manufacturing operations is to purchase, manufacture and process private label merchandise sold in stores operated by the Company. As measured by sales dollars, approximately 24% of Safeway's private label merchandise is currently manufactured in Company-owned plants, and the remainder is purchased from third parties.

Safeway's Canadian subsidiary has a wholesale operation that distributes both national brands and private label products to independent grocery stores and institutional customers.

Safeway operated the following manufacturing and processing facilities at year-end 2003:

	U.S.	Canada
Milk plants	6	3
Bread baking plants	6	2
Ice cream plants	2	2
Cheese and meat packaging plants	–	2
Soft drink bottling plants	4	–
Fruit and vegetable processing plants	1	3
Other food processing plants	2	–
Pet food plant	1	–
Total	22	12

In addition, the Company operates laboratory facilities for quality assurance and research and development in certain of its plants and at its corporate offices.

DISTRIBUTION Each of Safeway's 12 retail operating areas is served by a regional distribution center consisting of one or more facilities. Safeway has 17 distribution/warehousing centers (13 in the United States and four in Canada), which collectively provide the majority of all products to Safeway stores. The Company's distribution centers in Maryland, Alberta and British Columbia are operated by third parties.

Capital Expenditure Program

A key component of the Safeway's long-term strategy is its capital expenditure program. The Company's capital expenditure program funds, among other things, new stores, remodels, manufacturing plants, distribution facilities and information technology advances. Over the last several years, Safeway management has continued to strengthen its program to select and approve new capital investments.

The table below presents the Company's cash capital expenditures and details changes in the Company's store base over the last three years:

(Dollars in millions)	2003	2002	2001
Cash capital expenditures (Note 1)	**$935.8**	$1,467.4	$1,793.0
Cash capital expenditures as a percentage of sales	**2.6%**	4.2%	5.2%
Stores opened (Note 1)	**40**	75	95
Stores closed	**31**	40	49
Remodels (Note 2)	**75**	203	255
Total retail square footage at year end (in millions)	**82.6**	81.5	78.8
Number of fuel stations at year end	**270**	214	152

Note 1: Excludes acquisitions. Includes 11 former ABCO stores purchased in 2001.
Note 2: Defined as store remodel projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Capital expenditures were gradually scaled back in 2003 and 2002 as the economy softened. In 2004, Safeway expects to spend between $1.2 billion and $1.4 billion in cash capital expenditures and open approximately 45 stores and complete between 160 to 165 remodels.

Performance-Based Compensation

The Company has performance-based compensation plans that cover more than 21,000 management and professional employees. Performance-based compensation plans set overall bonus levels based upon both operating results and working capital management. Individual bonuses are based on job performance. Certain employees are covered by capital investment bonus plans that measure the performance of capital projects based on operating performance over several years, and other employees are covered by supply division results.

Market Risk from Financial Instruments

Safeway manages interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, interest rate swaps. As of year-end 2003, the Company had effectively converted $300 million of its fixed-rate debt to floating-rate debt through an interest rate swap agreement. Under the swap agreement, Safeway pays a variable interest rate based on LIBOR and receives 4.125% interest on a $300 million notional amount.

The Company does not utilize financial instruments for trading or other speculative purposes, nor does it utilize leveraged financial instruments. The Company does not consider the potential declines in future earnings, fair values and cash flows from reasonably possible near-term changes in interest rates and exchange rates to be material.

The table below presents principal amounts and related weighted average rates by year of maturity for the Company's debt obligations (excluding capital lease obligations) at year-end 2003:

(Dollars in millions)	2004	2005	2006	2007	2008	Thereafter	Total	Fair value
Commercial paper:								
Principal	–	–	$1,210.6	–	–	–	$1,210.6	$1,210.6
Weighted average interest rate	–	–	1.18%	–	–	–	1.18%	
Long–term debt:[1]								
Principal	$ 699.5	$ 583.4	$ 711.9	$ 785.1	$ 553.5	$2,559.5	$5,892.9	$6,251.6
Weighted average interest rate	7.41%	2.83%	6.13%	5.78%	5.21%	6.71%	6.08%	

(1) Primarily fixed-rate debt

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

SAFEWAY INC. AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999
RESULTS OF OPERATIONS					
Sales	**$35,552.7**	$34,767.5	$34,301.0	$31,976.9	$28,859.9
Gross profit	**10,533.8**	10,812.0	10,604.3	9,494.5	8,510.7
Operating and administrative expense	**(9,230.8)**	(8,576.4)	(7,875.1)	(7,086.6)	(6,411.4)
Goodwill impairment charges	**(729.1)**	(1,288.0)	–	–	–
Goodwill amortization	**–**	–	(140.4)	(126.2)	(101.4)
Operating profit	**573.9**	947.6	2,588.8	2,281.7	1,997.9
Interest expense	**(442.4)**	(430.8)	(446.9)	(457.2)	(362.2)
Other income (expense), net	**9.6**	15.5	(46.9)	42.0	38.3
Income before income taxes and cumulative effect of accounting change	**141.1**	532.3	2,095.0	1,866.5	1,674.0
Income taxes	**(310.9)**	(660.4)	(841.1)	(774.6)	(703.1)
(Loss) income before cumulative effect of accounting change	**(169.8)**	(128.1)	1,253.9	1,091.9	970.9
Cumulative effect of accounting change	**–**	(700.0)	–	–	–
Net (loss) income	**$ (169.8)**	$ (828.1)	$ 1,253.9	$ 1,091.9	$ 970.9
Basic (loss) earnings per share:					
(Loss) income before cumulative effect of accounting change	**$ (0.38)**	$ (0.27)	$ 2.49	$ 2.19	$ 1.95
Cumulative effect of accounting change	**–**	(1.50)	–	–	–
Net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.49	$ 2.19	$ 1.95
Diluted (loss) earnings per share:					
(Loss) income before cumulative effect of accounting change	**$ (0.38)**	$ (0.27)	$ 2.44	$ 2.13	$ 1.88
Cumulative effect of accounting change	**–**	(1.50)	–	–	–
Net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.44	$ 2.13	$ 1.88

FIVE-YEAR SUMMARY FINANCIAL INFORMATION

SAFEWAY INC. AND SUBSIDIARIES

(Dollars in millions, except per-share amounts)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001	52 Weeks 2000	52 Weeks 1999
FINANCIAL STATISTICS					
Comparable-store sales (decreases) increases (Note 1)	**(2.5%)**	(0.7%)	2.3%	2.8%	2.2%
Identical-store sales (decreases) increases (Note 1)	**(2.9%)**	(1.7%)	1.6%	2.2%	1.7%
Gross profit margin	**29.63%**	31.10%	30.92%	29.69%	29.49%
Operating and administrative expense as a percentage of sales (Note 2)	**25.96%**	24.67%	22.96%	22.16%	22.22%
Operating profit as a percentage of sales	**1.6%**	2.7%	7.5%	7.1%	6.9%
Cash capital expenditures	**$935.8**	$ 1,467.4	$ 1,793.0	$ 1,572.5	$ 1,333.6
Depreciation	**863.6**	888.3	797.3	704.5	594.2
Total assets	**15,096.7**	16,047.2	17,462.6	15,965.2	14,900.3
Total debt	**7,822.3**	8,435.6	7,399.8	6,495.9	6,956.3
Total stockholders' equity	**3,644.3**	3,627.5	5,889.6	5,389.8	4,085.8
Weighted average shares outstanding – basic (in millions)	**441.9**	467.3	503.3	497.9	498.6
Weighted average shares outstanding – diluted (in millions)	**441.9**	467.3	513.2	511.6	515.4
OTHER STATISTICS					
Genuardi's stores acquired during the year	**–**	–	39	–	–
Randall's stores acquired during the year	**–**	–	–	–	117
Carrs stores acquired during the year	**–**	–	–	–	32
Stores opened during the year	**40**	75	95	75	67
Stores closed during the year	**31**	40	49	46	54
Total stores at year-end	**1,817**	1,808	1,773	1,688	1,659
Remodels completed during the year (Note 3)	**75**	203	255	275	251
Total retail square footage at year-end (in millions)	**82.6**	81.5	78.8	73.6	70.8

Note 1. Defined as stores operating the same periods in both the current year and the previous year. Comparable stores include replacement stores while identical stores do not. 2003 sales decrease includes the estimated 240 basis-point impact of southern California strike. 2001 and 2000 sales increases include the estimated 50-basis-point impact of the 2000 northern California distribution center strike.

Note 2. Management believes this ratio is relevant because it assists investors in evaluating Safeway's ability to control costs.

Note 3. Defined as store projects (other than maintenance) generally requiring expenditures in excess of $200,000.

Overview

Despite the adverse effects of a prolonged labor dispute in southern California and continued challenges at Dominick's and Randall's, Safeway steadily improved overall same-store sales in the Company's other, non-strike-affected areas in 2003. In an effort to continue this sales momentum, Safeway is currently focused on redesigning its perishable departments, as well as enhancing the Company's quality specifications and handling techniques for perishables to further differentiate its product offerings. At the same time, Safeway is working towards narrowing the gap in its everyday pricing between the Company and discount operators.

Results of Operations

Safeway's net (loss) income was a loss of $169.8 million ($0.38 per share) in 2003, a loss of $828.1 million ($1.77 per share) in 2002 and income of $1,253.9 million ($2.44 per share) in 2001. The 2003 and 2002 results were significantly affected by goodwill and asset impairments at Dominick's and Randall's, a strike in southern California and other significant charges described below.

DOMINICK'S In the first quarter of 2002, Safeway adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," and recorded a pre-tax goodwill impairment charge of $589.0 million at Dominick's. In the fourth quarter of 2002, Safeway performed its annual review of goodwill and recorded a pre-tax impairment charge of $583.8 million for Dominick's. Also in the fourth quarter of 2002, Safeway announced the decision to sell Dominick's and exit the Chicago market due to labor issues. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Safeway recorded a pre-tax charge for the impairment of long-lived assets of $201.3 million in the fourth quarter of 2002 to adjust Dominick's to its estimated fair market value less cost to sell.

In the first 36 weeks of 2003, Safeway reduced the carrying value of Dominick's by writing down an additional $256.5 million of goodwill and $120.7 million of long-lived assets, based on indications of value received during the sale process. In November 2003, Safeway announced that it was taking Dominick's off the market after the winning bidder and the unions representing Dominick's could not reach an agreement on a labor contract. Safeway reclassified Dominick's from an "asset held for sale" to "assets held and used" and adjusted Dominick's individual long-lived assets to the lower of cost or fair value. As a result, in the fourth quarter of 2003 Safeway incurred a pre-tax, goodwill impairment charge of $24.9 million and a long-lived asset impairment charge of $190.7 million. As of year-end 2003, there is no goodwill remaining on Safeway's consolidated balance sheet related to Dominick's. These impairments reflect declining fair-market value multiples in the retail grocery business in 2002 and declining operating performance at Dominick's in 2002 and 2003.

As a result of the decision not to sell Dominick's, previously reported losses from discontinued operations have been reclassified to continuing operations and estimated losses on the disposal of Dominick's have been reclassified as impairment of long-lived assets and goodwill. Pre-tax long-lived asset and goodwill impairment charges at Dominick's are summarized below (dollars in millions):

	2003	2002
Cumulative effect of adopting SFAS No. 142 (goodwill impairment)	–	$589.0
Goodwill impairment	$281.4	583.8
Impairment of long-lived assets (included in operating and administrative expense)	311.4	201.3

Dominick's incurred operating losses and declining sales in each of the last three fiscal years and faces substantial hurdles to achieving satisfactory operating profit in the future. These hurdles include a highly competitive market and an unfavorable labor contract. In an effort to improve the performance of Dominick's, Safeway appointed a new division president in November 2003 and announced the closure of 12 under-performing stores in the first quarter of 2004, which will result in a store-lease exit charge of approximately $50 million to $55 million in the first quarter of 2004. Dominick's is operating under a labor contract that expired in 2003 and is currently negotiating a new labor contract. Additional store closures may be necessary depending upon the outcome of those negotiations. Safeway believes a more competitive labor contract is vital to Dominick's future viability.

RANDALL'S In the first quarter of 2002, Safeway recorded a pre-tax goodwill impairment charge of $111.0 million at Randall's when it adopted SFAS No. 142. During the fourth quarter of 2002, Safeway performed its annual review of goodwill and recorded a pre-tax impairment charge at Randall's of $704.2 million. In the fourth quarter of 2003, Safeway again performed its annual review of goodwill and wrote off the remaining $447.7 million of goodwill at Randall's. Pre-tax goodwill impairment charges at Randall's are summarized below (dollars in millions):

	2003	2002
Cumulative effect of adopting SFAS No. 142 (goodwill impairment)	–	$111.0
Goodwill impairment	$447.7	704.2

These goodwill impairment charges reflect declining fair-market value multiples in the retail grocery business during 2002 and declining operating performance at Randall's in 2002 and 2003. Randall's has been adversely affected by over-storing in Texas where 314 grocery or drug retailers, including 80 supercenters and 20 club stores have opened over the last four years. Retail square footage growth over the last four years has been more than twice the annual population growth. Historically, other markets which were over-stored eventually self-corrected through population growth or as operators left the market. There can be no assurance that the Texas market will experience such a correction and operating conditions in Texas are expected to remain extremely competitive in 2004.

STRIKE IMPACT On October 11, 2003, seven UFCW local unions struck the Company's 289 stores in southern California. On October 12, 2003, pursuant to the terms of a multi-employer bargaining arrangement, Kroger and Albertson's locked out certain of their retail union employees in southern California food stores. Safeway estimates the overall cost of the strike reduced 2003 earnings by $167.5 million before taxes ($0.23 per share). Safeway estimated the impact of the strike by comparing internal forecasts immediately before the strike with actual results during the strike, at strike-affected stores. The estimate also includes the Company's expected benefit under an agreement with Kroger and Albertson's that arises out of the multi-employer bargaining process in southern California. An agreement ending the strike was reached on February 26, 2004 and was ratified by the unions on February 28, 2004. Employees returned to work beginning March 5, 2004. As a result of this settlement, Safeway is required to make a contribution of approximately $34 million to the union health and welfare trust fund and a contract ratification bonus of approximately $9 million to employees, both of which will be expensed in the first quarter of 2004.

OTHER CHARGES Other significant pre-tax charges (credits) consist of the following (dollars in millions):

	2003	2002	2001
Inventory loss adjustment	$71.0	–	–
Impairment of miscellaneous equity investments	10.6	–	–
Employee buyouts, severance costs and other related costs	25.5	–	–
Termination of in-store banking agreement	–	$(32.7)	–
Lease liability (credits) charges related to Furr's and Homeland bankruptcy	–	(12.1)	$42.7
Future Beef Operations bankruptcy	–	–	51.0
GroceryWorks impairment	–	–	30.1

In 2003, Safeway changed its accounting policy to adjust for the estimated physical inventory losses for the period between the last physical inventory count and the balance sheet date. Safeway also made a change to its physical inventory loss calculation methodology to reflect more precise data from new financial software implemented in 2003. The effect of these changes was recorded in cost of goods sold in 2003. However, most of the adjustment was accumulated over many prior years. These charges reduced earnings by $71.0 million pre-tax ($0.10 per share).

Safeway wrote off miscellaneous equity investments in 2003 totaling $10.6 million pre-tax ($0.01 per share) in other income (expense), after determining they were impaired. Safeway also incurred pre-tax charges totaling $25.5 million ($0.03 per share) in operating and administrative expense for employee buyouts, severance costs and other related costs related to the restructuring of the Company's administrative offices.

In 2002, Safeway received $32.7 million pre-tax ($0.04 per share) from Canadian Imperial Bank of Commerce for the termination of an in-store banking agreement with Safeway. This credit was recorded in operating and administrative expense.

In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas

PORTIONS OF 2003 SALES DOLLAR



- Cost of Goods Sold: 70.4%
- Operating & Administrative Expense: 26.0%
- Goodwill Impairment Charges: 2.0%
- Operating Profit: 1.6%

and Oklahoma City, Oklahoma divisions. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Furr's and Homeland declared bankruptcy and Safeway recorded a pre-tax charge to earnings of $42.7 million ($0.05 per share) in operating and administrative expense to recognize the estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division. In 2002, Furr's and Homeland emerged from bankruptcy and, based on the resolution of various leases, Safeway reversed $12.1 million of this accrual.

Safeway is unable to determine its maximum potential obligation with respect to other divested operations, should there be any similar defaults, because information about the total number of assigned leases from these divestitures that are still outstanding is not available. Based on an internal assessment by the Company, performed by taking the original inventory of assigned leases at the time of the divestitures and accounting for the passage of time, Safeway expects that any potential losses beyond those recorded, should there be any similar defaults, would not be material to Safeway's operating results, cash flow or financial position.

In 2001, Safeway incurred a pre-tax charge of $51.0 million ($0.06 per share) in other income (expense) related to the bankruptcy of Future Beef Operations Holding, LLC ("FBO"), a meat processing company based in Denver, Colorado. Safeway was a 15% equity investor in FBO.

Safeway also recorded a pre-tax charge of $30.1 million ($0.04 per share) in other income (expense) in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks Holdings, Inc. ("GroceryWorks") to its estimated fair value. In June 2001, GroceryWorks underwent significant changes to its capital structure and governance including a buyout of the common shareholders' interests and an investment of cash and assets by Safeway, cash by other preferred shareholders, and cash and technology by Tesco PLC, a new third-party strategic investor. The impairment charge was equal to the difference in Safeway's recorded investment in GroceryWorks and Safeway's share of the estimated fair value of GroceryWorks based on the valuations indicated by preferred stock investments in June 2001 (having substantially the same terms as Safeway's preferred stock) made by other preferred shareholders.

SALES Total sales increased 2.3% to $35.6 billion in 2003 from $34.8 billion in 2002 due primarily to the additional week in 2003, new store openings and additional fuel sales, partly offset by the estimated impact of the strike in southern California. Same-store sales declines for 2003 were as follows:

	Comparable-Store Sales (includes replacement stores)	Identical-Store Sales (excludes replacement stores)
INCLUDING FUEL:		
Excluding strike-affected stores	(0.1%)	(0.5%)
Including strike-affected stores	(2.5%)	(2.9%)
EXCLUDING FUEL:		
Excluding strike-affected stores	(1.7%)	(2.1%)
Including strike-affected stores	(4.1%)	(4.5%)

Sales growth in 2003 was restrained by softness in the economy and increased competitive activity, particularly in Texas. However, aggregate same-store sales trends in non-strike-affected areas improved in each of the last three quarters as the economy appeared to rebound.

In 2002, total sales increased 1.4% to $34.8 billion from $34.3 billion in 2001. Comparable-store sales decreased by 0.7%, while identical-store sales declined 1.7% in 2002. Excluding the effects of fuel sales, 2002 comparable-store sales decreased 1.3% and identical-store sales decreased 2.2%. Sales in 2002 were impacted by continued softness in the economy, an increase in competitive activity, an overly aggressive shrink-reduction effort and disruptions associated with the centralization of buying and merchandising.

In 2001, strong store operations helped to increase comparable-store sales 2.3%, while identical-store sales increased 1.6%. Excluding the effects of fuel sales, 2001 comparable-store sales increased 1.9% and identical-store sales increased 1.2%. The 2000 Teamsters' strike against Summit, the Company's former third-party operator of its northern California distribution center, increased 2001 comparable and identical-store sales by an estimated 50 basis points.

GROSS PROFIT Gross profit represents the portion of sales revenue remaining after deducting the cost of goods sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs of Safeway's distribution network. Advertising and promotional expenses are also a component of cost of goods sold.

Gross profit margin was 29.63% of sales in 2003, 31.10% in 2002, and 30.92% in 2001.

Gross profit declined 147 basis points in 2003. While increased fuel sales added to gross margin dollars, its low margin reduced gross profit as a percentage of sales by 40 basis points. The $71.0 million inventory loss adjustment reduced gross profit 20 basis points. Safeway estimates that the strike in southern California reduced gross profit by 6 basis points. The remaining 81-basis-point decline was primarily the result of targeted pricing and promotion.

Gross profit improved 18 basis points to 31.10% of sales in 2002 primarily due to shrink control, improved buying practices and private-label growth, which was largely reinvested in targeted pricing and promotion.

Gross profit improved 123 basis points in 2001. Safeway estimates that approximately 24 basis points of the 2001 increase in the gross profit margin was attributable to the Summit strike in 2000. The remaining 99-basis-point improvement was due primarily to continuing improvements in shrink control, buying practices and private-label growth.

Vendor allowances totaled $2.2 billion in 2003, $2.2 billion in 2002 and $2.3 billion in 2001. Vendor allowances did not materially impact the Company's gross profit in 2003, 2002 and 2001 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances make up nearly three-quarters of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular or a preferred location in the store. The promotions are typically one to two weeks long.

Slotting allowances are a small portion of total allowances (typically less than 5% of all allowances). With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under the typical contract allowance, a vendor pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

Prior to the adoption of Emerging Issues Task Force ("EITF") No. 02-16, slotting allowances were considered a reimbursement of Safeway's costs and recognized when the product was first stocked, which is generally the point at which all the related expenses have been incurred. Promotional allowances were recognized when the promotion ran. Beginning with the adoption of EITF No. 02-16 in the first quarter of 2003, slotting and promotional allowances are accounted for as a reduction in the cost of purchased inventory and recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

To reduce the complexity and administrative expense of managing vendor allowances, the Company intends to emphasize lower net pricing from its vendors instead of allowances. Therefore, Safeway expects vendor allowances to decline gradually over time.

OPERATING AND ADMINISTRATIVE EXPENSE Operating and administrative expense consists primarily of store occupancy costs and backstage expenses, which, in turn, consist primarily of wages, employee benefits, rent, depreciation and utilities.

Operating and administrative expense was 25.96% of sales in 2003 compared to 24.67% in 2002 and 22.96% in 2001.

Operating and administrative expense as a percentage of sales increased 129 basis points in 2003. Higher Dominick's impairment charges increased operating and administrative expense 30 basis points. Reduced sales from the southern California strike increased operating and administrative expense by an estimated 28 basis points. Higher pension expense added 28 basis points, and higher workers' compensation expense added 13 basis points. The remaining 30-basis-point increase was primarily due to higher employee benefit costs, soft sales and settlement income from the termination of an in-store banking agreement recorded in 2002 operating and administrative expense.

Operating and administrative expense increased 171 basis points in 2002. The Dominick's impairment charge added 58 basis points. The remaining increases were primarily due to higher employee benefit costs, higher real estate occupancy costs, higher pension expense and soft sales. These increases were partially offset by a decrease of approximately nine basis points due to income received from Canadian Imperial Bank of Commerce for the termination of an in-store banking agreement with Safeway.

Operating and administrative expense increased 81 basis points in 2001. Approximately 12 basis points of the 2001 increase was attributable to the charge related to the Furr's and Homeland bankruptcies. Another 12 basis points was attributable to the acquisition of Genuardi's Family Markets, Inc. Approximately 64 basis points of the increase was due primarily to unfavorable comparisons in pension income and property gains, higher real estate occupancy costs, utility cost increases and higher workers' compensation expense. These increases were partially offset by an estimated decrease of approximately seven basis points attributable to the Summit strike.

Goodwill amortization was $140.4 million in 2001. Beginning in 2002, Safeway stopped amortizing goodwill and began testing goodwill for impairment annually in accordance with the provisions of SFAS No. 142.

INTEREST EXPENSE Interest expense was $442.4 million in 2003, compared to $430.8 million in 2002 and $446.9 million in 2001. Interest expense increased in 2003 primarily due to higher average borrowings in 2003 compared to 2002. Interest expense declined in 2002 primarily due to lower interest rates in 2002. Interest expense increased in 2001 primarily due to higher average borrowings primarily from debt incurred to finance the repurchase of Safeway stock and the Genuardi's acquisition, partially offset by lower interest rates in 2001.

OTHER INCOME (EXPENSE) Other income (expense) consists of interest income, minority interest in a consolidated affiliate and equity in (losses) earnings from Safeway's unconsolidated affiliates. Equity in (losses) earnings of unconsolidated affiliates was a loss of $7.1 million in 2003, a loss of $0.2 million in 2002 and income of $20.2 million in 2001. Equity in losses of unconsolidated affiliates in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley. Additionally, Safeway recorded a $30.1 million impairment charge in other income (expense) in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value. Safeway also recorded a $51.0 million charge related to the FBO bankruptcy in 2001.

RELATED-PARTY TRANSACTIONS Safeway's 2003, 2002 and 2001 transactions with related parties are not considered material. See Note K of the Company's consolidated financial statements.

Critical Accounting Policies

Critical accounting policies are those accounting policies that management believes are important to the portrayal of Safeway's financial condition and results and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

WORKERS' COMPENSATION The Company is primarily self-insured for workers' compensation, automobile and general liability costs. It is the Company's policy to record its self-insurance liability, as determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, discounted at a risk-free interest rate. Any actuarial projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns. An example of how change in discount rates can affect Safeway's reserve occurred in 2003 when a 100-basis-point reduction in the Company's discount rate, based on changes in market rates, increased its liability by approximately $11.8 million.

The majority of the Company's workers' compensation liability is from claims occurring in California. California workers' compensation has received intense scrutiny from the state's politicians, insurers, employers and providers, as well as the public in general. Recent years have seen escalation in the number of legislative reforms, judicial rulings and social phenomena affecting this business. Some of the many sources of uncertainty in the Company's reserve estimates include changes in benefit levels and medical fee schedules.

STORE CLOSING AND IMPAIRMENT CHARGES It is the Company's policy to recognize losses relating to the impairment of long-lived assets when expected net future cash flows are less than the assets' carrying values. At the time a store is closed or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of interest. The Company calculates its liability for impairment on a store-by-store basis. For closed stores that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries. The Company estimates future cash flows based on its experience and knowledge of the market in which the store is located and, when necessary, uses real estate brokers. However, these estimates project future cash flow several years into the future and are affected by variable factors such as inflation, real estate markets and economic conditions.

EMPLOYEE BENEFIT PLANS The determination of Safeway's obligation and expense for pension and other post-retirement benefits is dependent, in part, on the Company's selection of certain assumptions used by its actuaries in calculating these amounts. These assumptions are disclosed in Note I to the consolidated financial statements and include, among other things, the discount rate, the expected long-term rate of return on plan assets and the rates of compensation and health care costs. In accordance with generally accepted accounting principles, actual results that differ from the Company's assumptions are accumulated and amortized over future periods and, therefore, affect recognized expense and the recorded obligation in such future periods. While Safeway believes its assumptions are appropriate, significant differences in Safeway's actual experience or significant changes in the Company's assumptions may materially affect Safeway's pension and other post-retirement obligations and its future expense.

An example of how changes in these assumptions can affect Safeway's financial statements occurred in 2002. Based on the Company's review of market rates, actual return on plan assets and other factors, Safeway lowered its discount rate for U.S. plans to 6.5% at year-end 2002 from 7.5% at year-end 2001. The Company also lowered expected return on plan assets for U.S. plans to 8.5% at year-end 2002 from 9.0% at year-end 2001. These rates are applied to the calculated value of plan assets and liabilities which result in an amount that is included in pension income or expense in the following years. When not considering other changes in assumptions or actual return on plan assets, the 100-basis-point change in the discount rate alone negatively impacted 2003 U.S. pension expense by approximately $19.8 million and the 50-basis-point change in expected return on plan assets alone negatively impacted 2003 U.S. pension expense by $6.5 million.

While changes in assumptions may materially affect the Company's future expense, the most significant factor in determining this amount is the fair value of plan assets at year-end. Not considering any changes in assumptions, a $100 million change in plan assets in 2003 would impact 2004 U.S. pension expense by approximately $8.5 million. The fair value of plan assets can vary significantly from year to year.

GOODWILL SFAS No. 142 became effective for Safeway in the first quarter of 2002. Adoption of this standard changed the Company's method of accounting for goodwill. Goodwill is no longer amortized and instead is reviewed for impairment on an annual basis. Safeway recorded a $700 million charge for the cumulative effect of adoption of SFAS No. 142 in the first quarter of 2002, another $1,288 million goodwill impairment charge after completing its annual impairment test in the fourth quarter of 2002 and another $447.7 million after completing its annual impairment test in the fourth quarter of 2003. Safeway also recorded an additional $281.4 million of goodwill impairment in 2003 as it reduced the carrying value of Dominick's based on indications of value received during the sale process.

Safeway reviews goodwill for impairment at the operating division level. All of the Company's 2003 and 2002 goodwill impairment related to Dominick's and Randall's, which both had no remaining goodwill balances on the consolidated balance sheet at year-end 2003. Fair value was determined by an independent third-party appraiser which primarily used the discounted cash flow method and the guideline company method.

The annual impairment review required by SFAS No. 142 requires a two-step approach with extensive use of accounting judgments and estimates of future operating results. Changes in estimates or application of alternative assumptions could produce significantly different results. The factors that most significantly affect the fair value calculation are market multiples and estimates of future cash flows.

Liquidity and Financial Resources

Net cash flow from operating activities was $1,609.6 million in 2003, $2,034.7 million in 2002 and $2,232.3 million in 2001. Net cash flow from operating activities decreased in 2003 and 2002 primarily due to lower operating results and changes in working capital. Net cash flow from operating activities increased in 2001 largely due to increased net income and changes in working capital.

Cash flow used by investing activities was $795.0 million in 2003, $1,395.7 million in 2002 and $2,242.3 million in 2001. Cash flow used by investing activities decreased in 2003 compared to 2002 because of reduced capital expenditures. Cash flow used by investing activities declined in 2002 compared to 2001 primarily because of cash used to acquire Genuardi's in 2001, as well as reduced capital expenditures.

Cash flow used by financing activities was $724.0 million in 2003, $631.3 million in 2002 and $12.8 million in 2001. Cash flow used by financing activities increased in 2003 and 2002 compared to 2001 as 2001 additional borrowings related to the Genuardi's acquisition almost entirely offset the cash flow from operations that was used to pay down existing debt.

Capital expenditures were gradually scaled back in 2003 and 2002 as the economy softened. Safeway opened 40 new stores and remodeled 75 stores in 2003. In 2002, Safeway opened 75 new stores and remodeled 203 stores. In 2004, Safeway expects to spend between $1.2 billion and $1.4 billion in cash capital expenditures, open approximately 45 new stores and complete approximately 160 to 165 remodels.

Based upon the current level of operations, Safeway believes that net cash flow from operating activities and other sources of liquidity, including borrowing under the Company's commercial paper program and bank credit agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. There can be no assurance, however, that Safeway's business will continue to generate cash flow at or above current levels or that the Company will be able to maintain its ability to borrow under the commercial paper program and bank credit agreement.

If the Company's credit rating were to decline below its current level of Baa2/BBB, the ability to borrow under the commercial paper program would be adversely affected. Safeway's ability to borrow under the bank credit agreement is unaffected by Safeway's credit rating. However, Safeway is required under a material covenant in its bank credit agreement to maintain certain interest coverage and debt coverage ratios. If Safeway's 2003 Adjusted EBITDA to interest ratio of 5.82 to 1 were to decline to 2.0 to 1, or if Safeway's year-end 2003 debt to Adjusted EBITDA ratio of 3.04 to 1 were to grow to 3.5 to 1, Safeway's ability to borrow under the bank credit agreement would be impaired. Safeway's 2002 Adjusted EBITDA to interest ratio was 7.68 to 1 and the Company's 2002 debt to Adjusted EBITDA ratio was 2.55 to 1. A computation of Adjusted EBITDA, as defined by the bank credit agreement, is set forth below solely to provide an understanding of the impact that Adjusted EBITDA has on Safeway's ability to borrow under its bank credit agreement. Adjusted EBITDA is not being presented as an indicator of the Company's operating performance or a measure of the Company's liquidity or any financial measure calculated in accordance with generally accepted accounting principles.

(Dollars in millions)	53 Weeks 2003
Adjusted EBITDA:	
Net loss	$(169.8)
Add (subtract):	
Income taxes	310.9
LIFO income	(1.3)
Interest expense	442.4
Depreciation	863.6
Goodwill impairment charges	729.1
SFAS No. 144 impairment charges	322.0
Inventory loss adjustment	71.0
Equity in losses of unconsolidated affiliates	7.1
Total Adjusted EBITDA	$2,575.0
Adjusted EBITDA as a multiple of interest expense	5.82x
Total debt at year-end 2003	$7,822.3
Debt to Adjusted EBITDA	3.04x

The strike in southern California reduced cash flow from operating activities and Adjusted EBITDA in 2003 by an estimated $167.5 million.

Total debt, including capital leases, was $7.82 billion in 2003, $8.44 billion in 2002 and $7.40 billion in 2001. Total debt declined in 2003 as Safeway used cash flow from operations to pay down debt. Total debt increased in 2002 primarily because of debt incurred to finance the purchase of Safeway stock, partially offset by debt paid down with cash flow from operations. Total debt increased in 2001 primarily due to the Genuardi's acquisition and Safeway stock repurchases, partially offset by debt paid down with cash flow from operations. Annual debt maturities over the next five years are set forth in Note D of the Company's 2003 consolidated financial statements.

The table below presents significant contractual obligations of the Company at year-end 2003:

(In millions)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	$699.5	$583.4	$1,922.5	$785.1	$553.5	$2,559.5	$7,103.5
Capital lease obligations[1]	50.5	41.6	38.6	39.0	39.6	509.5	718.8
Operating leases	400.1	394.6	379.2	358.4	340.7	2,885.7	4,758.7
Self-insurance liability	124.7	95.2	52.2	36.1	25.7	75.6	409.5
Contracts for purchase of property, equipment and construction of buildings	120.5	–	–	–	–	–	120.5
Contracts for purchase of inventory	489.3	–	–	–	–	–	489.3

(1) Minimum lease payments, less amounts representing interest.

New Accounting Standards

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar effects, and amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 became effective for Safeway in the first quarter of 2003 and did not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities Summary." This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group ("DIG") and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company had applied the pertinent DIG interpretations as they were issued and does not expect SFAS No. 149 will have any material impact on the Company's financial statements or disclosures.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the first interim financial reporting period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial statements.

In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows as well as components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payment, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. The Company has included the disclosures required by SFAS No. 132 in its financial statements for the year ended January 3, 2004.

In January 2004, the FASB issued SFAS No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Prescription Drug Act. The Prescription Drug Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. SFAS No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Prescription Drug Act in its financial statements. The Prescription Drug Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Prescription Drug Act is not expected to reduce Safeway's net postretirement benefit costs.

Safeway has elected to defer adoption of SFAS No. 106-1 due to the lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the Company's financial statements do not reflect the impacts of the Prescription Drug Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's financial statements to change. Safeway is currently investigating the impacts of SFAS 106-1's initial recognition, measurement and disclosure provisions on its financial statements.

EITF No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction in the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of sales unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost.

EITF No. 02-16 became effective for the Company in the first quarter of 2003. The Company applied the provisions of EITF No. 02-16 prospectively which resulted in deferring recognition of $10.3 million of allowances from the first quarter to the second quarter of 2003.

In November 2003, the EITF reached a consensus on EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The consensus applies to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003. Adoption of EITF No. 03-10 did not have a material effect on the Company's financial statements.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements became effective for financial statements ending after December 15, 2002. The Company complies with the disclosure provisions of FIN No. 45, and adoption of FIN No. 45 did not have a material effect on the Company's financial statements.

During January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," was issued. FIN No. 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN No. 46 are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN No. 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003 the FASB published a revision to FIN No. 46 (hereafter referred to as ("FIN No. 46R") to clarify some of the provisions of FIN No. 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. These rules are effective for financial statements for periods ending after March 15, 2004. The adoption of FIN No. 46R is not expected to have any impact on Safeway's financial statements, as the Company does not have any variable interest entities.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements relate to, among other things, capital expenditures, performance of acquired companies, the valuation of Safeway's investments, operating improvements and costs, financial and other effects of the southern California labor strike and obligations with respect to divested operations and are indicated by words or phrases such as "continuing," "ongoing," "expects" and similar words or phrases. The following are among the principal factors that could cause actual results to differ materially from the forward-looking statements: general business and economic conditions in our operating regions, including the rate of inflation, consumer spending levels, population, employment and job growth in our markets; pricing pressures and competitive factors, which could include pricing strategies, store openings and remodels by our competitors; results of our programs to control or reduce costs, improve buying practices and control shrink; results of our programs to increase sales, including private-label sales, improvements in our perishable departments and our pricing and promotional programs; results of our programs to improve capital management; the ability to integrate any companies we have acquired and achieve operating improvements at those companies, including Dominick's and Randall's; various uncertainties concerning the reclassification of Dominick's to continuing operations; changes in financial performance of our equity investments; our ability to manage potential lease obligations in closed stores and divested operations and to estimate those obligations; increases in labor costs and relations with union bargaining units representing our employees or employees of third-party operators of our distribution centers; the effects on operating performance at stores affected by the southern California labor strike, including the time it takes to return to pre-strike operating performance and the resolution of lawsuits challenging certain provisions of the agreement with Kroger's and Albertson's that arise out of the multi-employer bargaining process in southern California; changes in legislation or regulations, including changes, if any, in workers' compensation legislation; the cost and stability of power sources; the rate of return on our pension assets; and the availability and terms of financing. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by such statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaims any obligation to do so.

CONSOLIDATED STATEMENTS OF OPERATIONS

SAFEWAY INC. AND SUBSIDIARIES

(In millions, except per-share amounts)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001
Sales	**$ 35,552.7**	$ 34,767.5	$ 34,301.0
Cost of goods sold	**(25,018.9)**	(23,955.5)	(23,696.7)
Gross profit	**10,533.8**	10,812.0	10,604.3
Operating and administrative expense	**(9,230.8)**	(8,576.4)	(7,875.1)
Goodwill impairment charges	**(729.1)**	(1,288.0)	–
Goodwill amortization	**–**	–	(140.4)
Operating profit	**573.9**	947.6	2,588.8
Interest expense	**(442.4)**	(430.8)	(446.9)
Other income (expense), net	**9.6**	15.5	(46.9)
Income before income taxes and cumulative effect of accounting change	**141.1**	532.3	2,095.0
Income taxes	**(310.9)**	(660.4)	(841.1)
(Loss) income before cumulative effect of accounting change	**(169.8)**	(128.1)	1,253.9
Cumulative effect of accounting change	**–**	(700.0)	–
Net (loss) income	**$ (169.8)**	$ (828.1)	$ 1,253.9
BASIC (LOSS) EARNINGS PER SHARE:			
(Loss) income before cumulative effect of accounting change	**$ (0.38)**	$ (0.27)	$ 2.49
Cumulative effect of accounting change	**–**	(1.50)	–
Net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.49
DILUTED (LOSS) EARNINGS PER SHARE:			
(Loss) income before cumulative effect of accounting change	**$ (0.38)**	$ (0.27)	$ 2.44
Cumulative effect of accounting change	**–**	(1.50)	–
Net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.44
Weighted average shares outstanding – basic	**441.9**	467.3	503.3
Weighted average shares outstanding – diluted	**441.9**	467.3	513.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	Year-end 2003	Year-end 2002
ASSETS		
Current assets:		
Cash and equivalents	$ 174.8	$ 76.0
Receivables	383.2	431.6
Merchandise inventories, net of LIFO reserve of $63.8 and $65.1	2,642.2	2,717.8
Prepaid expenses and other current assets	307.5	233.1
Total current assets	3,507.7	3,458.5
Property:		
Land	1,384.9	1,348.7
Buildings	3,847.2	3,597.1
Leasehold improvements	2,494.8	2,467.7
Fixtures and equipment	5,539.8	5,195.3
Property under capital leases	758.1	684.3
	14,024.8	13,293.1
Less accumulated depreciation and amortization	(5,619.0)	(4,762.3)
Total property, net	8,405.8	8,530.8
Goodwill	2,404.9	3,125.7
Prepaid pension costs	418.7	535.2
Investments in unconsolidated affiliates	191.8	208.3
Other assets	167.8	188.7
Total assets	$15,096.7	$16,047.2

CONSOLIDATED BALANCE SHEETS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	Year-end 2003	Year-end 2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current maturities of notes and debentures	$ 699.5	$ 780.5
Current obligations under capital leases	50.5	42.5
Accounts payable	1,509.6	1,811.5
Accrued salaries and wages	406.0	400.9
Other accrued liabilities	798.7	757.2
Total current liabilities	3,464.3	3,792.6
Long-term debt:		
Notes and debentures	6,404.0	7,009.9
Obligations under capital leases	668.3	602.7
Total long-term debt	7,072.3	7,612.6
Deferred income taxes	421.9	577.9
Accrued claims and other liabilities	493.9	436.6
Total liabilities	11,452.4	12,419.7
Commitments and contingencies		
Stockholders' equity:		
Common stock: par value $0.01 per share; 1,500 shares authorized; 575.4 and 573.0 shares outstanding	5.8	5.7
Additional paid-in capital	3,334.6	3,307.2
Treasury stock at cost; 131.2 and 132.0 shares	(3,887.4)	(3,904.7)
Deferred stock compensation	(14.0)	–
Accumulated other comprehensive income (loss)	87.5	(68.3)
Retained earnings	4,117.8	4,287.6
Total stockholders' equity	3,644.3	3,627.5
Total liabilities and stockholders' equity	$15,096.7	$16,047.2

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001
OPERATING ACTIVITIES:			
Net (loss) income	**$(169.8)**	$(828.1)	$1,253.9
Cumulative effect of accounting change	**–**	700.0	–
(Loss) income before cumulative effect of accounting change	**(169.8)**	(128.1)	1,253.9
Reconciliation to net cash flow from operating activities:			
Goodwill impairment charges	**729.1**	1,288.0	–
Property impairment charges	**311.4**	201.3	–
Miscellaneous equity investment impairment charges	**10.6**	–	–
Depreciation and amortization	**863.6**	888.3	937.7
Amortization of deferred finance costs	**8.0**	7.8	8.0
Deferred income taxes	**(77.9)**	64.9	68.8
LIFO (income) expense	**(1.3)**	(17.6)	2.2
FBO bankruptcy charge	**–**	–	51.0
Furr's and Homeland bankruptcy charge	**–**	–	42.7
GroceryWorks impairment charge	**–**	–	30.1
Equity in losses (earnings) of unconsolidated affiliates	**7.1**	0.2	(20.2)
Net pension expense (income)	**130.9**	30.3	(27.3)
Gain on pension settlement	**–**	–	(9.3)
Contributions to pension plans	**(12.1)**	(32.0)	(3.5)
Restricted stock expense	**0.2**	–	1.0
Increase in accrued claims and other liabilities	**52.7**	11.0	18.6
Loss (gain) on property retirements	**20.1**	31.1	(34.6)
Changes in working capital items:			
Receivables	**56.6**	(39.9)	35.9
Inventories at FIFO cost	**144.4**	(107.7)	(57.6)
Prepaid expenses and other current assets	**(72.8)**	55.6	(23.5)
Payables and accruals	**(391.2)**	(218.5)	(41.6)
Net cash flow from operating activities	**1,609.6**	2,034.7	2,232.3
INVESTING ACTIVITIES:			
Cash paid for property additions	**(935.8)**	(1,467.4)	(1,793.0)
Proceeds from sale of property	**189.0**	113.2	132.9
Net cash used to acquire Genuardi's	**–**	–	(523.1)
Other	**(48.2)**	(41.5)	(59.1)
Net cash flow used by investing activities	**(795.0)**	(1,395.7)	(2,242.3)

CONSOLIDATED STATEMENTS OF CASH FLOWS

SAFEWAY INC. AND SUBSIDIARIES

(In millions)	53 Weeks 2003	52 Weeks 2002	52 Weeks 2001
FINANCING ACTIVITIES:			
Additions to short-term borrowings	$ 2.6	$ 1.4	$ 34.6
Payments on short-term borrowings	(3.1)	(3.5)	(121.5)
Additions to long-term borrowings	1,592.0	2,919.3	3,475.9
Payments on long-term borrowings	(2,331.0)	(2,063.2)	(2,662.4)
Purchase of treasury stock	–	(1,502.6)	(767.9)
Net proceeds from exercise of stock options	19.1	31.5	50.5
Other	(3.6)	(14.2)	(22.0)
Net cash flow used by financing activities	(724.0)	(631.3)	(12.8)
Effect of changes in exchange rates on cash	8.2	(0.2)	(0.4)
Increase (decrease) in cash and equivalents	98.8	7.5	(23.2)
CASH AND EQUIVALENTS:			
Beginning of year	76.0	68.5	91.7
End of year	$ 174.8	$ 76.0	$ 68.5
OTHER CASH FLOW INFORMATION:			
Cash payments during the year for:			
Interest	$ 464.2	$ 440.6	$ 456.4
Income taxes, net of refunds	361.6	686.2	728.6
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Tax benefit from stock options excercised	13.6	29.2	34.8
Capital lease obligations entered into	113.2	174.9	82.3
Mortgage notes assumed in property additions	–	5.9	4.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

SAFEWAY INC. AND SUBSIDIARIES

(In Millions)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Treasury Stock Shares	Treasury Stock Cost	Deferred Stock Compensation	Unexercised Warrants Purchased	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, year-end 2000	568.4	$5.7	$3,194.9	(64.3)	$(1,646.9)	–	$(126.0)	$3,987.8	$(25.7)	$5,389.8	
Net income	–	–	–	–	–	–	–	1,253.9	–	1,253.9	$1,253.9
Translation adjustments	–	–	–	–	–	–	–	–	(49.4)	(49.4)	(49.4)
Loss on settlement of interest rate swap, net of tax	–	–	–	–	–	–	–	–	(4.2)	(4.2)	(4.2)
Treasury stock purchased	–	–	–	(18.9)	(781.3)	–	–	–	–	(781.3)	–
Options exercised	2.4	–	72.2	0.5	8.6	–	–	–	–	80.8	–
Warrants expired	–	–	–	–	–	–	126.0	(126.0)	–	–	–
Balance, year-end 2001	570.8	5.7	3,267.1	(82.7)	(2,419.6)	–	–	5,115.7	(79.3)	5,889.6	$1,200.3
Net loss	–	–	–	–	–	–	–	(828.1)	–	(828.1)	$ (828.1)
Translation adjustments	–	–	–	–	–	–	–	–	10.3	10.3	10.3
Amortization of loss on settlement of interest rate hedge	–	–	–	–	–	–	–	–	0.7	0.7	0.7
Treasury stock purchased	–	–	–	(50.1)	(1,502.9)	–	–	–	–	(1,502.9)	–
Options exercised	2.2	–	40.1	0.8	17.8	–	–	–	–	57.9	–
Balance, year-end 2002	573.0	5.7	3,307.2	(132.0)	(3,904.7)	–	–	4,287.6	(68.3)	3,627.5	$ (817.1)
Net loss	–	–	–	–	–	–	–	(169.8)	–	(169.8)	$ (169.8)
Translation adjustments	–	–	–	–	–	–	–	–	154.9	154.9	154.9
Market adjustment on interest rate hedge	–	–	–	–	–	–	–	–	0.2	0.2	0.2
Amortization of loss on settlement of interest rate hedge	–	–	–	–	–	–	–	–	0.7	0.7	0.7
Restricted stock granted	0.7	–	14.2	–	–	(14.2)	–	–	–	–	–
Amortization of restricted stock	–	–	–	–	–	0.2	–	–	–	0.2	–
Options exercised	1.7	0.1	13.2	0.8	17.3	–	–	–	–	30.6	–
Balance, year-end 2003	575.4	$5.8	$3,334.6	(131.2)	$(3,887.4)	$(14.0)	$ –	$4,117.8	$ 87.5	$3,644.3	$ (14.0)

See accompanying notes to consolidated financial statements.

Note A: The Company and Significant Accounting Policies

THE COMPANY Safeway Inc. ("Safeway" or the "Company") is one of the largest food and drug retailers in North America, with 1,817 stores as of year-end 2003. Safeway's U.S. retail operations are located principally in California, Oregon, Washington, Alaska, Colorado, Arizona, Texas, the Chicago metropolitan area and the Mid-Atlantic region. The Company's Canadian retail operations are located principally in British Columbia, Alberta and Manitoba/Saskatchewan. In support of its retail operations, the Company has an extensive network of distribution, manufacturing and food processing facilities.

In November 2002, Safeway announced the decision to sell Dominick's and exit the Chicago market due to labor issues. In November 2003, Safeway announced that it was taking Dominick's off the market after the winning bidder and the unions representing Dominick's could not reach an agreement on a labor contract. Accordingly, Dominick's previously reported losses from discontinued operations have been reclassified to continuing operations and estimated losses on the disposal have been reclassified as an impairment of long-lived assets and goodwill in the Company's consolidated financial statements. The accompanying notes to the consolidated financial statements have also been adjusted to include Dominick's financial information.

In February 2001, Safeway acquired all of the assets of Genuardi's for approximately $530 million in cash (the "Genuardi's Acquisition"). The Genuardi's Acquisition was accounted for as a purchase and resulted in goodwill of approximately $521 million. Safeway funded the acquisition through the issuance of commercial paper and debentures. Safeway's 2001 statement of operations includes 47 weeks of Genuardi's operating results.

The Company also has a 49% ownership interest in Casa Ley, S.A. de C.V. ("Casa Ley"), which operates 108 food and general merchandise stores in western Mexico.

In addition, Safeway has a strategic alliance with and a 53.1% ownership interest in GroceryWorks Holdings, Inc. ("GroceryWorks"), an Internet grocer.

BASIS OF CONSOLIDATION The consolidated financial statements include Safeway Inc., a Delaware corporation, and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's investment in Casa Ley is reported using the equity method and is recorded on a one-month delay basis because financial information for the latest month is not available from Casa Ley in time to be included in Safeway's consolidated financial statements until the following reporting period.

FISCAL YEAR The Company's fiscal year ends on the Saturday nearest December 31. The last three fiscal years consist of the 53-week period ended January 3, 2004, the 52-week period ended December 28, 2002 and the 52-week period ended December 29, 2001.

REVENUE RECOGNITION Revenue is recognized at the point of sale for retail sales. Discounts provided to customers in connection with loyalty cards are accounted for as a reduction of sales.

COST OF GOODS SOLD Cost of goods sold includes cost of inventory sold during the period, including purchase and distribution costs. These costs include inbound freight charges, purchasing and receiving costs, warehouse inspection costs, warehousing costs and other costs of Safeway's distribution network. Advertising and promotional expenses are also included as a component of cost of goods sold. Advertising costs are expensed in the period the advertisement occurs. Advertising expenses totaled $419.9 million in 2003, $384.6 million in 2002 and $422.1 million in 2001.

Vendor allowances totaled $2.2 billion in 2003, $2.2 billion in 2002 and $2.3 billion in 2001. Vendor allowances did not materially impact the Company's gross profit in 2003, 2002 and 2001 because Safeway spends the allowances received on pricing promotions, advertising expenses and slotting expenses. Vendor allowances can be grouped into the following broad categories: promotional allowances, slotting allowances, and contract allowances. All vendor allowances are classified as an element of cost of goods sold.

Promotional allowances make up nearly three-quarters of all allowances. With promotional allowances, vendors pay Safeway to promote their product. The promotion may be any combination of a temporary price reduction, a feature in print ads, a feature in a Safeway circular, or a preferred location in the store. The promotions are typically one to two weeks long.

Slotting allowances are a small portion of total allowances (typically less than 5% of all allowances). With slotting allowances, the vendor reimburses Safeway for the cost of placing new product on the shelf. Safeway has no obligation or commitment to keep the product on the shelf for a minimum period.

Contract allowances make up the remainder of all allowances. Under the typical contract allowance, a vendors pays Safeway to keep product on the shelf for a minimum period of time or when volume thresholds are achieved.

Prior to the adoption of Emerging Issues Task Force ("EITF") No. 02-16, slotting allowances were considered a reimbursement of Safeway's costs and recognized when the product was first stocked, which is generally the point at which all the related expenses have been incurred. Promotional allowances were recognized when the promotion ran. Beginning with the adoption of EITF No. 02-16 in the first quarter of 2003, slotting and promotional allowances are accounted for as a reduction in the cost of purchased inventory and recognized when the related inventory is sold. Contract allowances are recognized as a reduction in the cost of goods sold as volume thresholds are achieved or through the passage of time.

USE OF ESTIMATES The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRANSLATION OF FOREIGN CURRENCIES Assets and liabilities of the Company's Canadian subsidiaries and Casa Ley are translated into U.S. dollars at year-end rates of exchange, and income and expenses are translated at average rates during the year. Adjustments resulting from translating financial statements into U.S. dollars are reported, net of applicable income taxes, as a separate component of comprehensive income in the consolidated statements of stockholders' equity.

CASH AND CASH EQUIVALENTS Short-term investments with original maturities of less than three months are considered to be cash equivalents.

MERCHANDISE INVENTORIES Merchandise inventory of $1,903 million at year-end 2003 and $2,013 million at year-end 2002 is valued at the lower of cost on a last-in, first-out ("LIFO") basis or market value. Such LIFO inventory had a replacement or current cost of $1,967 million at year-end 2003 and $2,078 million at year-end 2002. Liquidations of LIFO layers resulted in expense of $1.9 million in 2003, income of $5.3 million in 2002 and income of $1.8 million in 2001. All remaining inventory is valued at the lower of cost on a first-in, first-out ("FIFO") basis or market value. The FIFO cost of inventory approximates replacement or current cost. Physical inventories are taken on a cycle basis. The Company records an estimated inventory shrink adjustment for the period between the last physical inventory and the balance sheet date.

PROPERTY AND DEPRECIATION Property is stated at cost. Depreciation expense on buildings and equipment is computed on the straight-line method using the following lives:

Stores and other buildings	7 to 40 years
Fixtures and equipment	3 to 15 years

Property under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the lease or the estimated useful lives of the assets.

SELF-INSURANCE The Company is primarily self-insured for workers' compensation, automobile and general liability costs. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported, and is discounted using a risk-free rate of interest. The present value of such claims was calculated using a discount rate of 3.0% in 2003 and 4.0% in 2002.
A summary of changes in Safeway's self-insurance liability is as follows (in millions):

	2003	2002	2001
Beginning balance	**$340.6**	$320.4	$299.1
Expense	**235.2**	166.5	149.1
Claim payments	**(166.3)**	(146.3)	(139.8)
Genuardi's acquisition	**–**	–	12.0
Ending balance	**$409.5**	$340.6	$320.4
Less: current portion	**(124.7)**	(119.5)	(102.1)
Long-term portion	**$284.8**	$221.1	$218.3

The current portion of the self-insurance liability is included in other accrued liabilities and the long-term portion is included in accrued claims and other liabilities in the consolidated balance sheets. The total undiscounted liability was $451.4 million at year-end 2003 and $388.6 million at year-end 2002.

INCOME TAXES The Company provides a deferred tax expense or benefit equal to the change in the deferred tax liability during the year in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes represent tax credit carryforwards and future net tax effects resulting from temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS The Company has, from time to time, entered into interest rate swap agreements to change its portfolio mix of fixed and floating-rate debt to more desirable levels. Interest rate swap agreements involve the exchange with a counterparty of fixed and floating-rate interest payments periodically over the life of the agreements without exchange of the underlying notional principal amounts. The differential to be paid or received is recognized over the life of the agreements as an adjustment to interest expense. The Company's counterparties have been major financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. Safeway estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, these fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and equivalents, accounts receivable, accounts payable and short-term debt. The carrying amount of these items approximates fair value.

Long-term debt. Market values quoted on the New York Stock Exchange are used to estimate the fair value of publicly traded debt. To estimate the fair value of debt issues that are not quoted on an exchange, the Company uses those interest rates that are currently available to it for issuance of debt with similar terms and remaining maturities. At year-end 2003, the estimated fair value of debt was $7.5 billion compared to a carrying value of $7.1 billion. At year-end 2002, the estimated fair value of debt was $8.3 billion compared to carrying value of $7.8 billion.

Off-balance sheet instruments. The fair value of interest rate swap agreements are the amounts at which they could be settled based on estimates obtained from dealers. The net unrealized gain on such agreements was $0.3 million at year-end 2003.

STORE CLOSING AND IMPAIRMENT CHARGES Safeway continually reviews its stores' operating performance and assesses the Company's plans for certain store and plant closures. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," losses related to the impairment of long-lived assets are recognized when expected future cash flows are less than the assets' carrying value. At the time a store is closed or because of changes in circumstances that indicate the carrying value of an asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value is greater than the future cash flows, a provision is made for the impairment of the assets to write the assets down to estimated fair value. Fair value is determined by estimating net future cash flows, discounted using a risk-adjusted rate of return. The Company calculates its liability for impairment on a store-by-store basis. These provisions are recorded as a component of operating and administrative expense and are disclosed in Note C.

For closed stores that are under long-term leases, the Company records a liability for the future minimum lease payments and related ancillary costs, from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations, discounted using a risk-adjusted rate of interest. This liability is recorded at the time the store is closed. Activity included in the reserve for store lease exit costs is disclosed in Note C.

STOCK-BASED COMPENSATION Safeway accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The following table illustrates the effect on net (loss) income and (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, as amended by SFAS No. 148:

(In millions, except per-share amounts)	2003	2002	2001
Net (loss) income – as reported	$(169.8)	$(828.1)	$1,253.9
Less:			
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(51.1)	(49.6)	(45.0)
Net (loss) income – pro forma	$(220.9)	$(877.7)	$1,208.9
Basic (loss) earnings per share:			
As reported	$ (0.38)	$ (1.77)	$ 2.49
Pro forma	(0.50)	(1.88)	2.40
Diluted (loss) earnings per share:			
As reported	$ (0.38)	$ (1.77)	$ 2.44
Pro forma	(0.50)	(1.88)	2.36

NEW ACCOUNTING STANDARDS In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar effects, and amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 became effective for Safeway in the first quarter of 2003 and did not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities Summary." This statement amends and clarifies the accounting and reporting for derivative instruments, including embedded derivatives, and for hedging activities under SFAS No. 133. SFAS No. 149 amends SFAS No. 133 to reflect the decisions made as part of the Derivatives Implementation Group ("DIG") and in other FASB projects or deliberations. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company had applied the pertinent DIG interpretations as they were issued and does not expect SFAS No. 149 will have any material impact on the Company's financial statements or disclosures.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the first interim financial reporting period beginning after June 15, 2003. The adoption of this standard did not have a material effect on the Company's financial statements.

In December 2003, the FASB revised SFAS No. 132, "Employer's Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires new annual disclosures about the types of plan assets, investment strategy, measurement date, plan obligations and cash flows as well as components of the net periodic benefit cost recognized in interim periods. The new annual disclosure requirements apply to fiscal years ending after December 15, 2003, except for the disclosure of expected future benefit payment, which must be disclosed for fiscal years ending after June 15, 2004. Interim period disclosures are generally effective for interim periods beginning after December 15, 2003. The Company has included the disclosures required by SFAS No. 132 in its financial statements for the year ended January 3, 2004.

In January 2004, the FASB issued SFAS No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This statement permits a sponsor to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the Prescription Drug Act. The Prescription Drug Act, signed into law in December 2003, establishes a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. SFAS No. 106-1 does not provide specific guidance as to whether a sponsor should recognize the effects of the Prescription Drug Act in its financial statements. The Prescription Drug Act introduces two new features to Medicare that must be considered when measuring accumulated postretirement benefit costs. The new features include a subsidy to the plan sponsors that is based on 28% of an individual beneficiary's annual prescription drug costs between $250 and $5,000 and an opportunity for a retiree to obtain a prescription drug benefit under Medicare. The Prescription Drug Act is not expected to reduce Safeway's net postretirement benefit costs.

Safeway has elected to defer adoption of SFAS No. 106-1 due to the lack of specific guidance. Therefore, the net postretirement benefit costs disclosed in the Company's financial statements do not reflect the impacts of the Prescription Drug Act on the plans. The deferral will continue to apply until specific authoritative accounting guidance for the federal subsidy is issued. Authoritative guidance on the accounting for the federal subsidy is pending and, when issued, could require information previously reported in the Company's financial statements to change. Safeway is currently investigating the impacts of SFAS 106-1's initial recognition, measurement and disclosure provisions on its financial statements.

EITF No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," provides that cash consideration received from a vendor is presumed to be a reduction in the prices of the vendor's products or services and should, therefore, be characterized as a reduction in cost of sales unless it is a payment for assets or services delivered to the vendor, in which case the cash consideration should be characterized as revenue, or it is a reimbursement of costs incurred to sell the vendor's products, in which case the cash consideration should be characterized as a reduction of that cost. EITF No. 02-16 became effective for the Company in the first quarter of 2003. The Company applied the provisions of EITF No. 02-16 prospectively which resulted in deferring recognition of $10.3 million of allowances from the first quarter to the second quarter of 2003.

In November 2003, the EITF reached a consensus on EITF No. 03-10, "Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers." EITF No. 03-10 addresses the accounting for manufacturer sales incentives offered directly to consumers, including manufacturer coupons. The consensus applies to new arrangements, including modifications to existing arrangements, entered into in fiscal periods beginning after November 25, 2003. Adoption of EITF No. 03-10 did not have a material effect on the Company's financial statements.

In November 2002, FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," was issued. This interpretation requires initial measurement and recognition, on a prospective basis only, to guarantees issued or modified after December 31, 2002. Additionally, certain disclosure requirements became effective for financial statements ending after December 15, 2002. The Company complies with the disclosure provisions of FIN No. 45, and adoption of FIN No. 45 did not have a material effect on the Company's financial statements.

During January 2003, FIN No. 46, "Consolidation of Variable Interest Entities," was issued. FIN No. 46 requires that if an entity has a controlling interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The provisions of FIN No. 46 are effective for all arrangements entered into after January 31, 2003. For those arrangements entered into prior to February 1, 2003, the provisions of FIN No. 46 were required to be adopted at the beginning of the first interim or annual period beginning after June 15, 2003. However, in December 2003 the FASB published a revision to FIN No. 46 (hereafter referred to as "FIN No. 46R") to clarify some of the provisions of FIN No. 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. These rules are effective for financial statements for periods ending after March 15, 2004. The adoption of FIN No. 46R is not expected to have any impact on Safeway's financial statements, as the Company does not have any variable interest entities.

Note B: Goodwill

A summary of changes in Safeway's goodwill during 2003 and 2002 by geographic area is as follows:

	2003			2002		
(In millions)	U.S.	Canada	Total	U.S.	Canada	Total
Balance – beginning of the year	**$3,062.9**	**$62.8**	**$3,125.7**	$5,011.7	$62.1	$5,073.8
Cumulative effect of accounting change	–	–	–	(700.0)	–	(700.0)
Genuardi's acquisition	–	–	–	23.4	–	23.4
Impairment charges	**(729.1)**	–	**(729.1)**	(1,288.0)	–	(1,288.0)
Other adjustments	**(5.5)**[3]	**13.8**[2]	**8.3**	15.8[1]	0.7[2]	16.5
Balance – end of year	**$2,328.3**	**$76.6**	**$2,404.9**	$3,062.9	$62.8	$3,125.7

(1) Primarily represents a reclassification in connection with the consolidation of an affiliate due to an increase in Safeway's ownership.
(2) Represents foreign currency translation adjustments.
(3) Primarily represents revised estimate of pre-acquisition tax accrual.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," on December 30, 2001. Under the transitional provisions of SFAS No. 142, the Company's goodwill was tested for impairment as of December 30, 2001. Each of the Company's reporting units were tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow, guideline company and similar transaction methods. As a result of the Company's impairment test, the Company recorded an impairment loss to reduce the carrying value of goodwill at Dominick's by $589.0 million and Randall's by $111.0 million to its implied fair value. Impairment in both cases was due to a combination of factors including acquisition price, post-acquisition capital expenditures and operating performance. In accordance with SFAS No. 142, the impairment charge was reflected as a cumulative effect of accounting change in the Company's statement of operations.

As required by SFAS No. 142, Safeway tested goodwill for impairment again in the fourth quarter of 2002, which represents the annual impairment testing date selected by Safeway. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Dominick's goodwill of $583.8 million and for Randall's goodwill of $704.2 million. These additional charges reflect declining multiples in the retail grocery industry and operating performance.

In the first 36 weeks of 2003, Safeway reduced the carrying value of Dominick's in part by writing down an additional $256.5 million of goodwill, based on indications of value received during the sale process. In November 2003, Safeway announced that it was taking Dominick's off the market. As a result, in the fourth quarter of 2003 Safeway incurred an additional goodwill impairment charge of $24.9 million relating to Dominick's.

Also in the fourth quarter of 2003, Safeway performed its annual review of goodwill. Fair value was determined based on a valuation study performed by an independent third party which primarily considered the discounted cash flow and guideline company method. As a result of this annual review, Safeway recorded an impairment charge for Randall's goodwill of $447.7 million. The additional charges reflect declining multiples in the retail grocery industry and operating performance. There is no remaining goodwill for Dominick's or Randall's on Safeway's consolidated balance sheet at year-end 2003.

Safeway's adoption of SFAS No. 142 eliminated the amortization of goodwill beginning in the first quarter of 2002. The following table adjusts net (loss) income and net (loss) income per share for the elimination of goodwill amortization as required by SFAS No. 142 (in millions, except per–share amounts):

	2003	2002	2001
Reported net (loss) income	**$(169.8)**	$(828.1)	$1,253.9
Add back:			
Goodwill amortization	**–**	–	140.4
Adjusted net (loss) income	**$(169.8)**	$(828.1)	$1,394.3
Basic (loss) earnings per share:			
Reported net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.49
Add back:			
Goodwill amortization	**–**	–	0.28
Adjusted net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.77
Diluted (loss) earnings per share:			
Reported net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.44
Add back:			
Goodwill amortization	**–**	–	0.28
Adjusted net (loss) income	**$ (0.38)**	$ (1.77)	$ 2.72

Note C: Store Closing and Impairment Charges

IMPAIRMENT WRITE-DOWNS Safeway recognized impairment charges on the write-down of long-lived assets of $344.9 million in 2003, $213.1 million in 2002 and $6.7 million in 2001. This includes Dominick's impairment charges of $311.4 million in 2003 and $201.3 million in 2002. These charges are included as a component of operating and administrative expense.

In November 2002, Safeway announced the decision to sell the Dominick's division and exit the Chicago market due to labor issues. In accordance with SFAS No. 144, Safeway recorded a pre-tax charge for the impairment of long-lived assets of $201.3 million in the fourth quarter of 2002 to adjust Dominick's to its estimated fair market value less cost to sell.

In the first 36 weeks of 2003, Safeway reduced the carrying value of Dominick's in part by writing down an additional $120.7 million of long-lived assets, based on indications of value received during the sale process. In November 2003, Safeway announced that it was taking Dominick's off the market. Safeway reclassified Dominick's from an "asset held for sale" to "assets held and used" and adjusted Dominick's individual long-lived assets to the lower of cost or fair value. As a result, in the fourth quarter of 2003 Safeway incurred a pre-tax, long-lived asset impairment charge of $190.7 million.

STORE LEASE EXIT COSTS The reserve for store lease exit costs includes the following activity for 2003, 2002 and 2001 (in millions):

	2003	2002	2001
Beginning balance	$132.1	$132.4	$144.6
Provision for estimated net future cash flows[1] of additional closed stores	3.7	30.6	10.1
Estimated net future cash flows[1] of stores assumed through acquisitions that are closed or designated to be closed	–	–	6.5
Net cash flows, interest accretion, changes in estimates of net future cash flows	(6.7)	(30.9)	(28.8)
Ending balance	$129.1	$132.1	$132.4

(1) Estimated net future cash flows represents future minimum lease payments and related ancillary costs from the date of closure to the end of the remaining lease term, net of estimated cost recoveries that may be achieved through subletting properties or through favorable lease terminations.

Store lease exit costs are included as a component of operating and administrative expense.

Store lease exit costs related to the Furr's and Homeland bankruptcies are not included above but are discussed in Note L.

Note D: Financing

Notes and debentures were composed of the following at year-end (in millions):

	2003	2002
Commercial paper	$1,210.6	$1,744.1
Bank credit agreement, unsecured	–	25.3
9.30% Senior Secured Debentures due 2007	24.3	24.3
6.85% Senior Notes due 2004, unsecured	200.0	200.0
7.00% Senior Notes due 2007, unsecured	250.0	250.0
7.45% Senior Debentures due 2027, unsecured	150.0	150.0
6.05% Senior Notes due 2003, unsecured	–	350.0
6.50% Senior Notes due 2008, unsecured	250.0	250.0
7.25% Senior Notes due 2004, unsecured	400.0	400.0
7.50% Senior Notes due 2009, unsecured	500.0	500.0
6.15% Senior Notes due 2006, unsecured	700.0	700.0
6.50% Senior Notes due 2011, unsecured	500.0	500.0
7.25% Senior Debentures due 2031, unsecured	600.0	600.0
3.625% Senior Notes due 2003, unsecured	–	400.0
3.80% Senior Notes due 2005, unsecured	225.0	225.0
4.80% Senior Notes due 2007, unsecured	480.0	480.0
5.80% Senior Notes due 2012, unsecured	800.0	800.0
Floating Rate Senior Notes due 2005, unsecured	150.0	–
2.50% Senior Notes due 2005, unsecured	200.0	–
4.125% Senior Notes due 2008, unsecured	300.0	–
9.875% Senior Subordinated Debentures due 2007, unsecured	24.2	24.2
9.65% Senior Subordinated Debentures due 2004, unsecured	81.2	81.2
Mortgage notes payable, secured	33.7	40.6
Other notes payable, unsecured	16.5	21.6
Medium-term notes, unsecured	–	16.5
Short-term bank borrowings, unsecured	8.0	7.6
	7,103.5	7,790.4
Less current maturities	(699.5)	(780.5)
Long-term portion	$6,404.0	$7,009.9

COMMERCIAL PAPER The amount of commercial paper borrowings is limited to the unused borrowing capacity under the bank credit agreement. Commercial paper is classified as long-term because the Company intends to and has the ability to refinance these borrowings on a long-term basis through either continued commercial paper borrowings or utilization of the bank credit agreement, which matures in 2006. The weighted average interest rate on commercial paper borrowings was 1.29% during 2003 and 1.18% at year-end 2003.

BANK CREDIT AGREEMENT Safeway's total borrowing capacity under the bank credit agreement is $2,437.5 million. Of the $2,437.5 million credit line, $1,250.0 million matures in 2006 and has a one-year extension option requiring lender consent. Another $1,187.5 million is renewable annually through 2006 and can be extended by the Company for an additional year through a term-loan conversion feature or through a one-year extension option requiring lender consent. The restrictive covenants of the bank credit agreement limit Safeway with respect to, among other things, creating liens upon its assets and disposing of material amounts of assets other than in the ordinary course of business. Safeway is also required to maintain a minimum Adjusted EBITDA to interest expense ratio of 2.0 to 1 and a maximum debt to Adjusted EBITDA ratio of 3.5 to 1. At year-end 2003, the Company had total unused borrowing capacity under the bank credit agreement of $1,188.4 million.

U.S. borrowings under the bank credit agreement carry interest at one of the following rates selected by the Company: (i) the prime rate; (ii) a rate based on rates at which Eurodollar deposits are offered to first-class banks by the lenders in the bank credit agreement plus a pricing margin based on the Company's debt rating or interest coverage ratio (the "Pricing Margin"); or (iii) rates quoted at the discretion of the lenders. Canadian borrowings denominated in U.S. dollars carry interest at one of the following rates selected by the Company: (a) the Canadian base rate; or (b) the Canadian Eurodollar rate plus the Pricing Margin. Canadian borrowings denominated in Canadian dollars carry interest at one of the following rates selected by the Company: (i) the Canadian prime rate or (ii) the rate for Canadian bankers acceptances plus the Pricing Margin.

The weighted average interest rate on borrowings under the bank credit agreement was 2.91% during 2003.

SENIOR SECURED INDEBTEDNESS The 9.30% Senior Secured Debentures due 2007 are secured by a deed of trust that created a lien on the land, buildings and equipment owned by Safeway at its distribution center in Tracy, California.

SENIOR UNSECURED INDEBTEDNESS In October 2003, Safeway issued senior unsecured debt facilities consisting of Floating Rate Notes (LIBOR plus 0.47%) due 2005, 2.50% Notes due 2005 and 4.125% Notes due 2008.

In August 2002, Safeway issued senior unsecured debt facilities consisting of 3.80% Notes due 2005 and 5.80% Notes due 2012.

In July 2002, Safeway issued senior unsecured debt facilities consisting of 4.80% Notes due 2007.

SENIOR SUBORDINATED INDEBTEDNESS The 9.65% Senior Subordinated Debentures due 2004 and 9.875% Senior Subordinated Debentures due 2007 are subordinated in right of payment to, among other things, the Company's borrowings under the bank credit agreement, the 9.30% Senior Secured Debentures, the Senior Unsecured Indebtedness and mortgage notes payable.

MORTGAGE NOTES PAYABLE Mortgage notes payable at year-end 2003 have remaining terms ranging from one to 20 years, have a weighted average interest rate of 9.04% and are secured by properties with a net book value of approximately $164.9 million.

OTHER NOTES PAYABLE Other notes payable at year-end 2003 have remaining terms ranging from one to six years and a weighted average interest rate of 1.44%.

ANNUAL DEBT MATURITIES As of year-end 2003, annual debt maturities were as follows (in millions):

2004	$ 699.5
2005	583.4
2006	1,922.5
2007	785.1
2008	553.5
Thereafter	2,559.5
	$7,103.5

LETTERS OF CREDIT The Company had letters of credit of $82.0 million outstanding at year-end 2003, of which $38.5 million were issued under the bank credit agreement. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company pays commitment fees ranging from 0.15% to 1.00% on the outstanding portion of the letters of credit.

Note E: Lease Obligations

Approximately two-thirds of the premises that the Company occupies are leased. The Company had approximately 1,625 leases at year-end 2003, including approximately 225 that are capitalized for financial reporting purposes. Most leases have renewal options, some with terms and conditions similar to the original lease, others with reduced rental rates during the option periods. Certain of these leases contain options to purchase the property at amounts that approximate fair market value.

As of year-end 2003, future minimum rental payments applicable to non-cancelable capital and operating leases with remaining terms in excess of one year were as follows (in millions):

	Capital Leases	Operating Leases
2004	$ 118.0	$ 400.1
2005	104.6	394.6
2006	97.7	379.2
2007	94.2	358.4
2008	90.9	340.7
Thereafter	907.0	2,885.7
Total minimum lease payments	1,412.4	$4,758.7
Less amounts representing interest	(693.6)	
Present value of net minimum lease payments	718.8	
Less current obligations	(50.5)	
Long-term obligations	$ 668.3	

Future minimum lease payments under non-cancelable capital and operating lease agreements have not been reduced by minimum sublease rental income of $202.3 million.

Amortization expense for property under capital leases was $35.4 million in 2003, $42.4 million in 2002 and $38.9 million in 2001. Accumulated amortization of property under capital leases was $181.6 million at year-end 2003 and $151.6 million at year-end 2002.

The following schedule shows the composition of total rental expense for all operating leases (in millions). In general, contingent rentals are based on individual store sales.

	2003	2002	2001
Property leases:			
Minimum rentals	**$411.4**	$388.7	$369.0
Contingent rentals	**25.6**	17.0	16.5
Less rentals from subleases	**(31.4)**	(31.3)	(34.1)
	405.6	374.4	351.4
Equipment leases	**25.2**	25.6	31.0
	$430.8	$400.0	$382.4

Note F: Interest Expense

Interest expense consisted of the following (in millions):

	2003	2002	2001
Commercial paper	**$ 16.4**	$ 32.0	$ 61.3
Bank credit agreement	**3.5**	3.1	6.8
9.30% Senior Secured Debentures	**2.3**	2.3	2.3
6.85% Senior Notes	**13.7**	13.7	13.7
7.00% Senior Notes	**17.5**	17.5	17.5
7.45% Senior Debentures	**11.2**	11.2	11.2
5.875% Senior Notes	**–**	–	20.3
6.05% Senior Notes	**18.3**	21.2	21.2
6.50% Senior Notes	**16.3**	16.3	16.3
7.00% Senior Notes	**–**	29.4	42.0
7.25% Senior Notes	**29.0**	29.0	29.0
7.50% Senior Notes	**37.5**	37.5	37.5
6.15% Senior Notes	**43.1**	43.1	35.5
6.50% Senior Notes	**32.5**	32.5	26.8
7.25% Senior Debentures	**43.5**	43.5	39.8
3.625% Senior Notes	**12.3**	14.5	2.2
3.80% Senior Notes	**8.6**	3.3	–
4.80% Senior Notes	**23.0**	10.5	–
5.80% Senior Notes	**46.4**	17.7	–
Floating Rate Senior Notes	**0.4**	–	–
2.50% Senior Notes	**0.9**	–	–
4.125% Senior Notes	**2.3**	–	–
10% Senior Subordinated Notes	**–**	–	7.2
9.65% Senior Subordinated Debentures	**7.8**	7.8	7.8
9.875% Senior Subordinated Debentures	**2.4**	2.4	2.4
10% Senior Notes	**–**	0.5	0.6
Mortgage notes payable	**3.3**	4.2	6.0
Other notes payable	**0.7**	1.8	3.0
Medium-term notes	**0.4**	1.4	1.4
Short-term bank borrowings	**0.4**	–	0.9
Obligations under capital leases	**63.1**	57.0	50.1
Amortization of deferred finance costs	**8.0**	7.8	8.0
Interest rate swap agreements	**(0.5)**	0.6	1.8
Capitalized interest	**(21.9)**	(31.0)	(25.7)
	$442.4	$430.8	$446.9

The Company effectively converted $300.0 million of its 4.125% fixed-rate debt to floating rate debt through an interest rate swap agreement in 2003. Interest rate swap agreements decreased interest expense by $0.5 million in 2003, increased interest expense by $0.6 million in 2002 and increased interest expense by $1.8 million in 2001.

Note G: Capital Stock

SHARES AUTHORIZED AND ISSUED Authorized preferred stock consists of 25 million shares of which none was outstanding during 2003, 2002 or 2001. Authorized common stock consists of 1.5 billion shares at $0.01 par value. Common stock outstanding at year-end 2003 was 444.2 million shares (net of 131.2 million shares of treasury stock) compared to 441.0 million shares (net of 132.0 million shares of treasury stock) at year-end 2002.

STOCK OPTION PLANS Under Safeway's stock option plans, the Company may grant incentive and non-qualified options to purchase common stock at an exercise price equal to or greater than the fair market value at the grant date, as determined by the Executive Compensation Committee of the Board of Directors. Options generally vest over five or seven years. Vested options are exercisable in part or in full at any time prior to the expiration date of 10 to 15 years from the date of the grant. Options to purchase 18.3 million shares were available for grant at year-end 2003.

On July 31, 2002, the Board of Directors adopted the 2002 Equity Incentive Plan of Safeway Inc. (the "2002 Plan"), under which awards of non-qualified stock options and stock-based awards may be made. There are 2.0 million shares of common stock authorized for issuance pursuant to grants under the 2002 Plan. As of year-end 2003, no options have been granted under this plan.

In 2000, the Company granted an option to purchase 100,000 shares of common stock to a member of the Company's Board of Directors as compensation for services to Safeway as a consultant regarding the Company's equity investment in Future Beef Operations Holdings, LLC ("FBO"). The option has an exercise price of $41.00 per share and vests ratably over five years. The Company estimates the fair value of the option granted using the Black-Scholes option pricing model with assumptions similar to those used by the Company to value employee stock options. The Company charged $0.2 million to compensation expense in 2003, reversed $0.2 million from compensation expense in 2002 and charged $0.4 million to compensation expense in 2001 for this option.

RESTRICTED STOCK The Company awarded 706,236 shares of restricted stock to certain officers and key employees in 2003. These shares vest over a five-year period and are subject to certain transfer restrictions and forfeiture prior to vesting. Deferred stock compensation, representing the fair value of the stock at the measurement date of the award, is amortized to compensation expense over the vesting period. The amortization of this restricted stock resulted in $0.2 million in compensation expense in 2003. As of January 3, 2004, 706,236 shares were restricted and unvested.

No restricted stock awards were granted in 2002 or 2001. The Company charged $1.0 million to compensation expense in 2001 relating to a restricted stock award granted in 2000 to an executive officer.

Activity in the Company's stock option plans for the three-year period ended January 3, 2004 was as follows:

	Options	Weighted-Average Exercise Price
Outstanding, year-end 2000	37,179,741	$25.66
2001 Activity:		
Granted	5,463,474	50.06
Canceled	(1,073,248)	40.99
Exercised	(2,923,086)	12.85
Outstanding, year-end 2001	38,646,881	29.61
2002 Activity:		
Granted	5,044,297	39.57
Canceled	(2,727,671)	39.08
Exercised	(3,019,997)	10.64
Outstanding, year-end 2002	37,943,510	31.70
2003 Activity:		
Granted	4,936,354	21.52
Canceled	(3,355,444)	38.42
Exercised	(2,511,557)	6.85
Outstanding, year-end 2003	37,012,863	31.29
Exercisable, year-end 2001	18,758,616	16.20
Exercisable, year-end 2002	19,960,460	21.79
Exercisable, year-end 2003	21,697,133	27.24

Weighted average fair value of options granted during the year:

2001	$22.99
2002	18.46
2003	9.64

The following table summarizes stock option information at year-end 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
$ 1.57 to $ 4.63	4,350,369	3.52 years	$ 3.03	4,350,369	$ 3.03
4.72 to 11.09	3,833,093	1.19	7.38	3,833,093	7.38
11.61 to 20.15	3,772,990	6.20	19.01	827,398	15.61
20.25 to 27.40	4,067,447	7.17	25.09	1,566,153	25.10
29.69 to 38.00	4,411,932	5.89	34.07	2,518,439	34.34
38.19 to 42.69	4,441,341	5.82	41.44	2,640,776	41.25
42.81 to 46.09	3,778,701	7.46	44.78	1,346,277	44.33
46.10 to 52.20	4,260,616	6.74	49.77	2,304,368	49.61
52.56 to 62.50	4,096,374	6.47	55.45	2,310,260	55.37
1.57 to 62.50	37,012,863	5.61	31.29	21,697,133	27.24

ADDITIONAL STOCK PLAN INFORMATION The Company accounts for its stock-based awards using the intrinsic value method in accordance with APB No. 25, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option awards granted at fair market value.

SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, requires the disclosure of pro forma net income and earnings per share as if the Company had adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: seven years expected life; stock volatility of 37% in 2003, 36% in 2002 and 34% in 2000; risk-free interest rates of 3.53% in 2003, 4.35% in 2002 and 4.86% in 2001; and no dividends during the expected term.

The Company's calculations are based on a single-option valuation approach and forfeitures are recognized as they occur. However, the impact of outstanding unvested stock options granted prior to 1995 has been excluded from the pro forma calculation; accordingly, the pro forma results are not indicative of future period pro forma results. Had compensation cost for Safeway's stock option plans been determined based on the fair value at the grant date for awards from 1996 through 2002, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts disclosed in Note A.

Note H: Taxes on Income

The components of income tax expense are as follows (in millions):

	2003	2002	2001
Current:			
Federal	**$251.5**	$470.0	$597.9
State	**51.8**	63.6	96.6
Foreign	**85.5**	61.9	77.8
	388.8	595.5	772.3
Deferred:			
Federal	**(48.5)**	81.6	48.8
State	**(24.5)**	(15.1)	13.7
Foreign	**(4.9)**	(1.6)	6.3
	(77.9)	64.9	68.8
	$310.9	$660.4	$841.1

The reconciliation of the provision for income taxes at the U.S. federal statutory income tax rate to the Company's income taxes is as follows (dollars in millions):

	2003	2002	2001
Statutory rate	**35%**	35%	35%
Income tax expense using federal statutory rate	**$ 49.4**	$186.3	$733.3
State taxes on income net of federal benefit	**17.7**	31.5	71.7
Nondeductible goodwill impairment and amortization	**255.2**	450.8	45.1
Equity earnings of foreign affiliates	**7.0**	(2.7)	(9.9)
Charitable donations of inventory	**(8.5)**	(7.4)	(7.0)
Affiliate's losses not currently benefitted	**4.1**	18.4	–
Tax settlements	**(6.2)**	(19.2)	(4.7)
Other	**(7.8)**	2.7	12.6
	$310.9	$660.4	$841.1

Significant components of the Company's net deferred tax liability at year-end were as follows (in millions):

	2003	2002
Deferred tax assets:		
Workers' compensation and other claims	**$166.5**	$133.9
Reserves not currently deductible	**66.3**	74.9
Accrued claims and other liabilities	**38.6**	41.3
Employee benefits	**24.6**	43.6
Operating loss carryforwards	**66.3**	60.1
Other assets	**108.4**	137.3
	470.7	491.1
Valuation allowance	**(66.3)**	(60.1)
	404.4	431.0

	2003	2002
Deferred tax liabilities:		
Property	(440.4)	(487.3)
Prepaid pension costs	(176.5)	(215.0)
Inventory	(175.3)	(197.9)
Investments in foreign operations	(114.8)	(97.2)
	(907.0)	(997.4)
Net deferred tax liability	$(502.6)	$(566.4)
Less current (liability) asset	(80.7)	11.5
Long-term portion	$(421.9)	$(577.9)

At January 3, 2004, certain undistributed earnings of the Company's foreign operations totaling $1,029.7 million were considered to be permanently reinvested. No deferred tax liability has been recognized for the remittance of such earnings to the United States since it is the Company's intention to utilize those earnings in the foreign operations for an indefinite period of time, or to repatriate such earnings only when tax efficient to do so. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, unrecognized foreign tax credit carryovers may be available to reduce some portion of the U.S. income tax liability.

As of January 3, 2004, GroceryWorks' net operating loss ("NOL") carryforwards were approximately $189.5 million. These net operating loss carryforwards expire at various dates from 2019 to 2023. Until sufficient evidence exists that GroceryWorks will have future taxable income to absorb the NOL carryforwards, Safeway will provide a valuation allowance for the entire deferred tax asset relating to these carryforwards. In the case of any subsequent reversal of this valuation allowance, approximately $23.0 million of the tax benefit realized will result in a reduction of GroceryWorks' goodwill or other noncurrent intangible assets.

Note I: Employee Benefit Plans and Collective Bargaining Agreements

RETIREMENT PLANS The Company maintains defined benefit, non-contributory retirement plans for substantially all of its employees not participating in multi-employer pension plans.

In connection with the Genuardi's acquisition in 2001, the Randall's acquisition in 1999 and the Vons merger in 1997, the Company assumed the sponsorship and obligations of Genuardi's, Randall's and Vons' retirement plans. The Randall's retirement plan was merged with the Safeway retirement plan in 2003. The actuarial assumptions for the existing Genuardi's and Vons' retirement plans are comparable to those for the Safeway retirement plan. Genuardi's and Vons' retirement plans have been combined with Safeway's for financial statement presentation.

The following tables provide a reconciliation of the changes in the retirement plans' benefit obligation and fair value of assets over the two-year period ended January 3, 2004 and a statement of the funded status as of year-end 2003 and 2002 (in millions):

	2003	2002
Change in benefit obligation:		
Beginning balance	$1,519.2	$1,286.9
Service cost	95.8	74.6
Interest cost	102.2	82.9
Plan amendments	7.3	19.4
Actuarial loss	129.1	138.9
Benefit payments	(93.5)	(86.0)
Currency translation adjustment	60.5	2.5
Ending balance	$1,820.6	$1,519.2

	2003	2002
Change in fair value of plan assets:		
Beginning balance	$1,572.4	$1,782.8
Actual return (loss) on plan assets	357.1	(158.5)
Employer contributions	14.2	31.8
Benefit payments	(93.5)	(86.0)
Currency translation adjustment	55.3	2.3
Ending balance	$1,905.5	$1,572.4

	2003	2002
Funded status:		
Fair value of plan assets	$ 1,905.5	$ 1,572.4
Projected benefit obligation	(1,820.6)	(1,519.2)
Funded status	84.9	53.2
Adjustment for difference in book and tax basis of assets	(165.1)	(165.1)
Unamortized prior service cost	95.9	104.0
Unrecognized loss	403.0	543.1
Prepaid pension cost	$ 418.7	$ 535.2

The following table provides the components of 2003, 2002 and 2001 net pension (expense) income for the retirement plans (in millions):

	2003	2002	2001
Estimated return on assets	$132.5	$143.7	$158.9
Service cost	(95.8)	(74.6)	(58.2)
Interest cost	(102.2)	(82.9)	(76.4)
Amortization of prior service cost	(15.5)	(14.7)	(14.0)
Amortization of unrecognized (losses) gains	(49.9)	(1.8)	17.0
Net pension (expense) income	$(130.9)	$ (30.3)	$ 27.3

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses are amortized over the average remaining service life of active participants when the accumulation of such gains and losses exceeds 10% of the greater of the projected benefit obligation and the fair value of plan assets. The Company uses its fiscal year-end date as the measurement date for its plans. The accumulated benefit obligation for all U.S. plans was $1,328.1 million at year-end 2003 and $1,163.2 million at year-end 2002.

The actuarial assumptions used to determine year-end projected benefit obligation were as follows:

	2003	2002	2001
Discount rate:			
United States plans	6.0%	6.5%	7.5%
Canadian plans	6.0	6.5	7.0
Combined weighted average rate	6.0	6.5	7.4
Rate of compensation increase:			
United States plans	5.0%	5.0%	5.0%
Canadian plans	3.5	3.5	5.0

The actuarial assumptions used to determine net periodic benefit cost were as follows:

	2003	2002	2001
Discount rate:			
United States plans	6.5%	7.5%	7.8%
Canadian plans	6.5	7.0	7.0
Combined weighted average rate	6.5	7.4	7.6
Expected return of plan assets:			
United States plans	8.5%	9.0%	9.0%
Canadian plans	7.5	8.0	7.0
Rate of compensation increase:			
United States plans	5.0%	5.0%	5.0%
Canadian plans	3.5	5.0	5.0

The Company had adopted and implemented an investment policy for the defined benefit pension plans that incorporates a strategic long-term asset allocation mix designed to meet the Company's long-term pension requirements. This asset allocation policy mix is reviewed annually and, on a regular basis, actual allocations are rebalanced to the prevailing targets. The following table summarizes actual allocations for U.S. plans as of January 3, 2004 and December 28, 2002:

		Plan Assets	
Asset Category	Target	2003	2002
Domestic equity	50%	51.9%	48.7%
International equity	15%	17.9%	15.9%
Domestic fixed income	35%	28.9%	34.0%
Cash and other	–	1.3%	1.4%
Total	100%	100.0%	100.0%

The investment policy also emphasizes the following key objectives: (1) maintain a diversified portfolio among asset classes and investment styles, (2) maintain an acceptable level of risk in pursuit of long-term economic benefit, (3) maximize the opportunity for value added returns from active management, and (4) maintain adequate controls over administrative costs.

To meet these objectives, the Company's investment policy reflects the following major themes: (1) diversify holdings to achieve broad coverage of both stock and bond markets; and (2) use active investment managers with disciplined, clearly defined strategies, while establishing investment guidelines and monitoring procedures for each investment manager to ensure the characteristics of the portfolio is consistent with the original investment mandate.

Expected rates of return on plan assets were developed by determining projected stock and bond returns and then applying these returns to the target asset allocations of the employee benefit trusts, resulting in a weighted-average rate of return on plan assets. Equity returns were based primarily on historical returns of the S&P 500 Index. Fixed income projected returns were based primarily on historical returns for the broad U.S. bond market.

Safeway expects to contribute approximately $1.0 million to its U.S. defined benefit pension plan trusts in 2004.

RETIREMENT RESTORATION PLAN The Retirement Restoration Plan provides death benefits and supplemental income payments for senior executives after retirement. The Company recognized expense of $6.7 million in 2003, $5.7 million in 2002 and $5.5 million in 2001. The aggregate projected benefit obligation of the Retirement Restoration Plan was approximately $73.3 million at year-end 2003 and $64.2 million at year-end 2002.

POSTRETIREMENT BENEFITS OTHER THAN PENSION In addition to the Company's retirement plans and the Retirement Restoration Plan benefits, the Company sponsors plans that provide postretirement medical and life insurance benefits to certain salaried employees. Retirees share a portion of the cost of the postretirement medical plans. Safeway pays all the costs of the life insurance plans. The plans are not funded.

The Company's APBO was $67.8 million at year-end 2003 and $63.9 million at year-end 2002. The APBO represents the actuarial present value of the benefits expected to be paid after retirement. Postretirement benefit expense was $9.2 million in 2003, $8.0 million in 2002 and $2.6 million in 2001.

MULTI-EMPLOYER PENSION PLANS Safeway participates in various multi-employer retirement plans, covering substantially all Company employees not covered under the Company's non-contributory retirement plans, pursuant to agreements between the Company and various unions. These plans are generally defined benefit plans; however, in many cases, specific benefit levels are not negotiated with or known by the employer-contributors. Contributions of $172.1 million in 2003, $151.6 million in 2002 and $158.1 million in 2001 were made and charged to expense.

Under U.S. law applicable to such pension plans, a company is required to continue funding its proportionate share of a plan's unfunded vested benefits in the event of withdrawal (as defined by the law) from a plan or plan termination. Safeway participates in a number of these pension plans, and the potential liability as a participant in these plans may be significant. The information required to determine the total amount of this contingent liability, as well as the total amount of accumulated benefits and net assets of such plans, is not readily available. During 1988 and 1987, the Company sold certain operations. In most cases, the party acquiring the operation agreed to continue making contributions to the plans. Safeway is relieved of the obligations related to these sold operations to the extent that the acquiring parties continue to make contributions. Whether such sales could result in withdrawal under ERISA and, if so, whether such withdrawals could result in liability to the Company, is not determinable at this time.

COLLECTIVE BARGAINING AGREEMENTS At year-end 2003, Safeway had more than 208,000 full and part-time employees. Approximately 69% of Safeway's employees in the United States and Canada are covered by collective bargaining agreements negotiated with local unions affiliated with one of 12 different international unions. There are approximately 400 such agreements, typically having three-year terms, with some agreements having terms of up to five years. Accordingly, Safeway negotiates a significant number of these agreements every year.

Note J: Investment In Unconsolidated Affiliates

At year-end 2003, 2002 and 2001, Safeway's investment in unconsolidated affiliates included a 49% ownership interest in Casa Ley, which operates 108 food and general merchandise stores in western Mexico. At year-end 2001, Safeway's investment in unconsolidated affiliates also included a 50% voting interest in GroceryWorks, an Internet grocer, and a 15% interest in Future Beef Operations Holdings, LLC ("FBO"), a beef processing operation. During the second and third quarters of 2002, Safeway invested $11.9 million in GroceryWorks, bringing Safeway's ownership interest to 52.5%. Therefore, Safeway changed its method of accounting for its investment in GroceryWorks from the equity method to consolidation beginning in the third quarter of 2002. Safeway invested an additional $7.1 million in GroceryWorks during the first quarter of 2003 that increased the Company's ownership interest to 53.1%.

Equity in (losses) earnings from Safeway's unconsolidated affiliates, which is included in other income (expense), was a loss of $7.1 million in 2003, a loss of $0.2 million in 2002 and income of $20.2 million in 2001. Equity in income in 2002 includes approximately $15.8 million in charges related to the resolution of physical inventory count discrepancies at Casa Ley. Additionally, Safeway recorded a $30.1 million impairment charge in other income (expense) in 2001 to reduce the carrying amount of the Company's investment in GroceryWorks to its estimated fair value.

FBO was placed in bankruptcy in March 2002. Safeway was a 15% equity investor in FBO, had a supply contract for the purchase of beef from FBO and had a common board member with FBO. Safeway also had a first-loss deficiency agreement with FBO's principal lender which provided that, under certain circumstances and in the event of a liquidation of FBO being initiated, Safeway would pay the lender up to $40 million if proceeds from the sale of collateral did not fully repay the amount owed by FBO to the lender. Safeway accrued a pre-tax charge of $51 million in other income (expense) related to the bankruptcy in 2001. The charge was primarily for payments under contractual obligations and the first-loss deficiency agreement in the event FBO was liquidated. FBO is currently in the process of being liquidated and Safeway paid the lender $40 million in January 2003.

Note K: Related-Party Transactions

Pacific Realty Associates, L.P. ("PacTrust"), is a limited partnership, the sole general partner of which is a corporation owned by approximately 45 individuals, including three of the Company's directors. Through their ownership in the corporate general partner, these three directors' ownership interest in PacTrust is approximately 4.9%. None of the directors is involved in the day-to-day management of PacTrust or in the negotiations related to the purchase of properties.

During 2002, Safeway sold eight properties to PacTrust with an aggregate carrying value of $0.3 million for $2.6 million cash, resulting in an aggregate gain of $2.3 million. During 2001, Safeway sold 22 properties to PacTrust with an aggregate carrying value of $7.5 million for $13.9 million cash, resulting in an aggregate gain of $6.4 million. In 2003, Safeway did not sell any properties to PacTrust.

Safeway also leases three stores from companies that are either wholly-owned or controlled by PacTrust. The

Company paid PacTrust $0.5 million in 2003, $0.6 million in 2002 and $0.3 million in 2001 for rent for these stores. The Company also contributed $1.8 million for site improvements for one of these stores in 2002.

PRIMEMEDIA, a targeted media company of which Kohlberg Kravis Roberts & Co. ("KKR") is the controlling stockholder, made payments to Safeway during 2003 in the amount of $5.0 million for use of advertising space. Three of the Company's directors are affiliated with KKR.

HBS Limited Partnership ("HBS") was a limited partnership formed in 1996 to own, develop and operate a shopping center in Hawaii. Safeway was the sole general partner of HBS. Safeway had a note receivable of $26.5 million at year-end 2002 from HBS for funding the development of the shopping center. In connection with HBS being dissolved in 2003, Safeway purchased the Safeway store in the shopping center from HBS and the note receivable was repaid by HBS.

Safeway had a supply contract to purchase beef from FBO, which had a common board member with Safeway. In March 2002, FBO was placed in bankruptcy. See Note J.

The Company has made loans to certain of its executive officers in connection with their relocations. The promissory notes bear no interest and are secured by personal residences. At year-end 2003, $0.8 million was outstanding on these notes which are due in 2004.

Safeway sold products to Casa Ley totaling approximately $12.0 million in 2003, $19.0 million in 2002 and $13.7 million in 2001 for resale in Casa Ley's retail stores.

Note L: Commitments and Contingencies

LEGAL MATTERS In July 1988, there was a major fire at the Company's dry grocery warehouse in Richmond, California. Through February 26, 2004, in excess of 126,000 claims for personal injury and property damage arising from the fire have been settled for an aggregate amount of approximately $125 million. The Company's loss as a result of the fire damage to its property and settlement of the above claims was substantially covered by insurance.

As of February 26, 2004, there were still pending approximately 775 claims against the Company for personal injury (including punitive damages), and approximately 290 separate active claims for property damage, arising from the smoke, ash and embers generated by the fire. A substantial percentage of these claims have been asserted in lawsuits against the Company filed in the Superior Court for Alameda County, California. There can be no assurance that the pending claims will be settled or otherwise disposed of for amounts and on terms comparable to those settled to date. Safeway continues to believe that coverage under its insurance policy will be sufficient and available for resolution of all remaining personal injury and property damage claims arising out of the fire.

On August 23, 2000, a lawsuit entitled *Baker, et al. v. Jewel Food Stores, Inc., et al.* was filed in the Circuit Court of Cook County, Illinois, against the Company's subsidiary, Dominick's Finer Foods, Inc. (predecessor of Dominick's Finer Foods, LLC), and Jewel Food Stores, a subsidiary of Albertson's, Inc. The complaint alleges, among other things, that Dominick's and Jewel conspired to fix the retail price of milk in nine Illinois counties in the Chicago area, in violation of the Illinois Antitrust Act. The court certified the lawsuit as a class action on behalf of all persons residing in the nine-county area who purchased milk from the defendants' retail stores in these counties during August 1996 to August 2000. In January 2003, trial began to a judge, without a jury. At trial plaintiffs' expert calculated damages against both defendants in amounts ranging from $51 million to $126 million, which amount would be trebled under applicable law. The judge, after hearing three weeks of testimony, dismissed the action at the end of plaintiffs' case, without requiring Dominick's and Jewel to present the defense case. Plaintiffs filed an appeal in the Illinois Appellate Court, which is currently pending.

On or about November 21, 2003, four shareholder derivative lawsuits were filed in the California State Superior Court for San Mateo County, which actions have been consolidated into a single action entitled *In re Safeway, Inc. Derivative Litigation*, with a single shareholder plaintiff. The action is brought against the Company's nine directors, Kohlberg Kravis Roberts & Co. ("KKR"), two Company officers and the Company as a nominal defendant. The consolidated complaint alleges, among other things, that the Company's directors concealed information about poor performance at some of the Company's divisions in order to enable KKR and certain directors and officers to sell shares of Company stock at an inflated price. The complaint asserts causes of action for breach of fiduciary duty, abuse of control, violations of the California Corporations Code and other claims. Neither the Company nor the other defendants have filed a response to the complaint.

There are also pending against the Company various claims and lawsuits arising in the normal course of business, some of which seek damages and other relief, which, if granted, would require very large expenditures.

It is management's opinion that although the amount of liability with respect to all of the above matters cannot be ascertained at this time, any resulting liability, including any punitive damages, will not have a material adverse effect on the Company's financial statements taken as a whole.

FURR'S AND HOMELAND CHARGE In 1987, Safeway assigned a number of leases to Furr's Inc. ("Furr's") and Homeland Stores, Inc. ("Homeland") as part of the sale of the Company's former El Paso, Texas and Oklahoma City, Oklahoma divisions. Safeway is contingently liable if Furr's and Homeland are unable to continue making rental payments on these leases. In 2001, Furr's and Homeland declared bankruptcy and Safeway recorded a pre-tax charge to earnings of $42.7 million ($0.05 per share) to recognize the estimated lease liabilities associated with these bankruptcies and for a single lease from Safeway's former Florida division. In 2002, Furr's began the liquidation process and Homeland emerged from bankruptcy and, based on the resolution of various leases, Safeway reversed $12.1 million of this accrual.

Safeway is unable to determine its maximum potential obligation with respect to other divested operations, should there be any similar defaults, because information about the total numbers of leases from these divestitures that are still outstanding is not available. Based on an internal assessment by the Company, performed by taking the original inventory of assigned leases at the time of the divestitures and accounting for the passage of time, Safeway expects that any potential losses beyond those recorded, should there be any similar defaults, would not be material to Safeway's operating results, cash flow or financial position.

COMMITMENTS The Company has commitments under contracts for the purchase of property and equipment and for the construction of buildings. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements. These unrecorded commitments were $120.5 million at year-end 2003.

Note M: Subsequent Events

On October 11, 2003, seven UFCW local unions struck the Company's 289 stores in southern California. On October 12, 2003, pursuant to the terms of a multi-employer bargaining arrangement, Kroger and Albertson's locked out certain of their retail union employees in Southern California food stores. An agreement ending the strike was reached on February 26, 2004 and was ratified by the unions on February 28, 2004. Employees returned to work beginning March 5, 2004. As a result of this settlement, Safeway is required to make a contribution of approximately $34 million to the union health and welfare trust fund and a contract ratification bonus of approximately $9 million to employees, both of which will be expensed in the first quarter of 2004.

In November 2003, Safeway announced the closure of 12 under-performing Dominick's stores in the first quarter of 2004, which will result in a store-lease exit charge of approximately $50 million to $55 million in the first quarter of 2004.

Note N: Segments

Safeway's retail grocery business, which represents more than 98% of consolidated sales and operates in the United States and Canada, is its only reportable segment.

The following table presents information about the Company by geographic area (in millions):

	U.S.	Canada	Total
2003			
Sales	**$31,509.3**	**$4,043.4**	**$35,552.7**
Operating profit	**344.1**	**229.8**	**573.9**
(Loss) income before income taxes	**(86.2)**	**227.3**	**141.1**
Long-lived assets	**7,607.9**	**797.9**	**8,405.8**
Total assets	**13,679.8**	**1,416.9**	**15,096.7**
2002			
Sales	$31,290.7	$3,476.8	$34,767.5
Operating profit	773.0	174.6	947.6
Income before income taxes and cumulative effect of accounting change	363.3	169.0	532.3
Long-lived assets	7,876.8	654.0	8,530.8
Total assets	14,948.8	1,098.4	16,047.2
2001			
Sales	$30,866.2	$3,434.8	$34,301.0
Operating profit	2,383.1	205.7	2,588.8
Income before income taxes	1,899.8	195.2	2,095.0
Long-lived assets	7,499.0	642.7	8,141.7
Total assets	16,417.5	1,045.1	17,462.6

Note O: Computation of (Loss) Earnings Per Share

(In millions, except per-share amounts)	2003 Diluted	2003 Basic	2002 Diluted	2002 Basic	2001 Diluted	2001 Basic
(Loss) income before cumulative effect of accounting change	**$(169.8)**	**$(169.8)**	$(128.1)	$(128.1)	$1,253.9	$1,253.9
Cumulative effect of accounting change	**–**	**–**	(700.0)	(700.0)	–	–
Net (loss) income	**$(169.8)**	**$(169.8)**	$(828.1)	$(828.1)	$1,253.9	$1,253.9
Weighted average common shares outstanding	**441.9**	**441.9**	467.3	467.3	503.3	503.3
Common share equivalents					9.9	
Weighted average shares outstanding					513.2	
(Loss) earnings per common share and common share equivalent:						
(Loss) income before cumulative effect of accounting change	**$ (0.38)**	**$ (0.38)**	$ (0.27)	$ (0.27)	$ 2.44	$ 2.49
Cumulative effect of accounting change	**–**	**–**	(1.50)	(1.50)	–	–
Net (loss) income	**$ (0.38)**	**$ (0.38)**	$ (1.77)	$ (1.77)	$ 2.44	$ 2.49
Calculation of common share equivalents:						
Options to purchase common shares					29.1	
Common shares assumed purchased with potential proceeds					(19.2)	
Common share equivalents					9.9	
Calculation of common shares assumed purchased with potential proceeds:						
Potential proceeds from exercise of options to purchase common shares					$ 918.9	
Common stock price used under the treasury stock method					$ 47.85	
Common shares assumed purchased with potential proceeds					19.2	

Anti-dilutive shares totaling 26.2 million in 2003, 21.7 million in 2002 and 9.0 million in 2001 have been excluded from diluted weighted average shares outstanding.

Note P: Guarantees

Safeway has applied the measurement and disclosure provisions of FIN No. 45 to the Company's agreements that contain guarantee and indemnification clauses. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under the guarantee. The initial recognition and measurement provisions of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. As of January 3, 2004, Safeway did not have any material guarantees that were issued or modified subsequent to December 31, 2002.

However, the Company is party to a variety of contractual agreements under which Safeway may be obligated to indemnify the other party for certain matters. Those contracts primarily relate to Safeway's commercial contracts, operating leases and other real estate contracts, trademarks, intellectual property, financial agreements and various other agreements. Under these agreements, the Company may provide certain routine indemnifications relating to representations and warranties (for example ownership of assets, environmental or tax indemnifications) or personal injury matters. The terms of these indemnifications range in duration and may not be explicitly defined. Historically, Safeway has not made significant payments for these indemnifications. The Company believes that if it were to incur a loss in any of these matters, the loss would not have a material effect on the Company's financial condition or results of operations.

Note Q: Quarterly Information (Unaudited)

The summarized quarterly financial data presented below reflect all adjustments which, in the opinion of management, are of a normal and recurring nature necessary to present fairly the results of operations for the periods presented.

(In millions, except per-share amounts)	53 Weeks	Last 17 Weeks(1)	Third 12 Weeks(2)	Second 12 Weeks(3)	First 12 Weeks(4)
2003					
Sales	**$35,552.7**	**$10,984.7**	**$8,276.7**	**$8,248.0**	**$8,043.3**
Gross profit	**10,533.8**	**3,187.3**	**2,474.3**	**2,483.7**	**2,388.4**
Operating profit (loss)	**573.9**	**(321.7)**	**426.1**	**357.4**	**112.1**
Income (loss) before income taxes	**141.1**	**(458.0)**	**330.1**	**258.1**	**10.9**
Net (loss) income	**(169.8)**	**(695.9)**	**202.5**	**161.0**	**162.6**
(Loss) income per share – basic	**$ (0.38)**	**$ (1.57)**	**$ 0.46**	**$ 0.36**	**$ (0.37)**
(Loss) income per share – diluted	**(0.38)**	**(1.57)**	**0.45**	**0.36**	**(0.36)**
Price range, New York Stock Exchange	**25.80 to 16.45**	**25.76 to 19.87**	**25.66 to 19.79**	**20.50 to 16.45**	**25.80 to 17.59**

(In millions, except per-share amounts)	52 Weeks	Last 16 Weeks(5)	Third 12 Weeks	Second 12 Weeks	First 12 Weeks(6)
2002					
Sales	$34,767.5	$10,696.9	$8,057.0	$8,081.3	$7,932.3
Gross profit	10,812.0	3,300.9	2,472.3	2,551.8	2,487.1
Operating profit (loss)	947.6	(795.8)	545.1	586.7	611.5
Income (loss) before income taxes and cumulative effect of accounting change	532.3	(937.9)	448.7	495.6	525.9
Cumulative effect of accounting change	(700.0)	–	–	–	(700.0)
Net (loss) income	(828.1)	(1,050.8)	281.3	309.3	(367.9)
(Loss) income before cumulative effect of accounting change – basic	$ (0.27)	$ (2.37)	$ 0.60	$ 0.64	$ 0.68
(Loss) income before cumulative effect of accounting change – diluted	(0.27)	(2.37)	0.60	0.63	0.67
Net (loss) income per share – basic	$ (1.77)	$ (2.37)	$ 0.60	$ 0.64	$ (0.76)
Net (loss) income per share – diluted	(1.77)	(2.37)	0.60	0.63	(0.74)
Price range, New York Stock Exchange	46.09 to 19.08	27.80 to 19.08	30.85 to 25.35	45.02 to 30.67	46.09 to 38.89

(1) Net loss for the last 17 weeks of 2003 includes an estimated $167.5 million pre-tax impact of the southern California strike, a $447.7 million pre-tax goodwill impairment charge for Randall's, a $24.9 million pre-tax goodwill impairment charge and a $190.7 million pre-tax property impairment charge for Dominick's, a $249.6 million reversal of tax benefits included in the tax provision as Safeway recognized a tax benefit on the proposed sale of Dominick's during the first 36 weeks of 2003 and reversed that benefit when Dominick's was taken off the market, a pre-tax charge of $10.6 million to write off miscellaneous investments and a $71.0 million pre-tax charge for inventory adjustments.

(2) Net income for the third 12 weeks of 2003 includes a $4.8 million pre-tax property impairment charge for Dominick's.

(3) Net income for the second 12 weeks of 2003 includes a $69.8 million pre-tax property impairment charge for Dominick's.

(4) Net income for the first 12 weeks of 2003 includes a $256.5 million pre-tax goodwill impairment charge and a $46.2 million pre-tax property impairment charge for Dominick's.

(5) Net loss for the last 16 weeks of 2002 includes a $704.2 million pre-tax goodwill impairment charge for Randall's, a $583.8 million pre-tax goodwill impairment charge and a $201.3 million pre-tax property impairment charge for Dominick's, $32.7million of pre-tax income from Canadian Imperial Bank of Commerce for the termination of in-store banking with Safeway and a pre-tax charge of approximately $15.8 million related to the resolution of physical inventory count discrepancies at Casa Ley.

(6) Net income for the first 12 weeks of 2002 includes a $700 million charge for the cumulative effect of adopting SFAS No. 142.

Financial Statements

Safeway Inc. is responsible for the preparation, integrity and fair presentation of its published financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include amounts that are based on judgments and estimates made by management. Safeway also prepared the other information included in the annual report and is responsible for its accuracy and consistency with the financial statements.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, which were given unrestricted access to all financial records and related data, including minutes of all meetings of stockholders, the Board of Directors, and committees of the Board. Safeway believes that all representations made to the independent auditors during their audit were valid and appropriate. The report of Deloitte & Touche LLP is presented on the following page.

Internal Control System

Safeway maintains a system of internal control over financial reporting, which is designed to provide reasonable assurance to management, the Audit Committee and the Board of Directors regarding the preparation of reliable published financial statements. The system includes a documented organizational structure and division of responsibility; established policies and procedures including a code of conduct to foster a strong ethical climate, which are communicated throughout Safeway; and the careful selection, training and development of employees. Internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee of the Board, and corrective actions are taken to address control deficiencies and other opportunities for improving the system as they are identified. The Board, operating through its Audit Committee, which is composed entirely of outside directors, provides oversight to the financial reporting process.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of an internal control system can change with circumstances. As of January 3, 2004 Safeway believes its system of internal controls over financial reporting was effective for providing reliable financial statements.



Steven A. Burd
Chairman, President and
Chief Executive Officer



David F. Bond
Senior Vice President
Finance and Control

The Board of Directors and Stockholders of Safeway Inc:

We have audited the accompanying consolidated balance sheets of Safeway Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Safeway Inc. and subsidiaries as of January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, in fiscal 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Deloitte & Touche LLP

San Francisco, California
March 17, 2004

Directors

STEVEN A. BURD
Chairman, President and
Chief Executive Officer
Safeway Inc.

JAMES H. GREENE, JR.
Member
KKR & Co., LLC

PAUL HAZEN
Chairman
Accel-KKR
Former Chairman and
Chief Executive Officer
Wells Fargo & Co.

HECTOR LEY LOPEZ
General Director
Casa Ley, S.A. de C.V.

ROBERT I. MACDONNELL
Retired Partner
KKR & Co.

PETER A. MAGOWAN
Managing General Partner
and President
San Francisco Giants

GEORGE R. ROBERTS
Member
KKR & Co., LLC

REBECCA A. STIRN
Business Consultant

WILLIAM Y. TAUSCHER
Managing Member
The Tauscher Group

Executive Officers

STEVEN A. BURD
Chairman, President and
Chief Executive Officer

BRUCE L. EVERETTE
Executive Vice President

LARREE M. RENDA
Executive Vice President
Retail Operations, Human Resources,
Public Affairs, Labor and Government
Relations, Reengineering and
Communications

DAVID F. BOND
Senior Vice President
Finance and Control

DAVID T. CHING
Senior Vice President and
Chief Information Officer

DICK W. GONZALES
Senior Vice President
Human Resources

ROBERT A. GORDON
Senior Vice President
and General Counsel

ROJON D. HASKER
Senior Vice President
Marketing and Merchandising

KENNETH M. SHACHMUT
Senior Vice President
Reengineering and
Marketing Analysis

DAVID R. STERN
Senior Vice President
Planning and Business Development

JERRY TIDWELL
Senior Vice President
Supply Operations

DONALD P. WRIGHT
Senior Vice President
Real Estate and Engineering

Division Presidents

FRANK A. CALFAS
Northern California Division

SCOTT GRIMMETT
Denver Division

KARL SCHROEDER
Eastern Division

GREGORY A. SPARKS
Seattle Division

DANIEL J. VALENZUELA
Phoenix Division

LYLE A. WATERMAN
Portland Division

THOMAS C. KELLER
The Vons Companies, Inc.

R. RANDALL ONSTEAD, JR.
Dominick's Finer Foods, LLC

STEVEN R. FRISBY
Randall's Food & Drugs, LP

MITCHELL RHODES
GroceryWorks Holdings, Inc.
(Internet Grocer)

Foreign Subsidiary

Canada Safeway Limited

CHUCK MULVENNA
President and
Chief Operating Officer

Equity Affiliate

Casa Ley, S.A. de C.V. (Mexico)

JUAN MANUEL LEY LOPEZ
Chairman and
Chief Executive Officer

Executive Offices

Independent Auditors

Trustees and Paying Agents

Annual Meeting

Internet Address

Stock Exchange Listing

Stock Transfer Agent and Registrar

Investor Inquiries

Form 10-K

EEO-1 Report



SAFEWAY INC.
P.O. Box 99
Pleasanton, CA 94566-0009